smiths
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Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

21 June 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

07024830

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

12 JUNE TO 20 JUNE 2007

360	13/06/2007 : 15:11:00	Smiths Group PLC - Holding(s) in Company
361	13/06/2007 : 16:06:00	Smiths Group PLC - Holding(s) in Company
362	14/06/2007 : 17:36:00	Smiths Group PLC - Doc re. Filing of Prospectus
363	15/06/2007 : 12:18:00	Smiths Group PLC - Holding(s) in Company
364	18/06/2007 : 07:00:00	Smiths Group PLC - Holding(s) in Company
365	18/06/2007 : 07:00:00	Smiths Group PLC - Listing of New Shares
366	18/06/2007 : 07:56:00	Smiths Group PLC - Listing of Shares
367	18/06/2007 : 13:02:00	Smiths Group PLC - Holding(s) in Company
368	20/06/2007 : 10:07:00	Smiths Group PLC - Additional Listing

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:11 13-Jun-07
Number	3056Y

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**Cater Allen International Limited**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**08/06/2007**
6. Date on which issuer notified:	**11/06/2007**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB0008182700	35,289,772	35,289,772	19,531,689	19,531,689		3.38%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
19,531,689	3.38%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	16:06 13-Jun-07
Number	3113Y

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED**
4. Full name of shareholder(s) (if different from 3):	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED, CREDIT SUISSE INTERNATIONAL**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**11.06.2007**
6. Date on which issuer notified:	**13.06.2007**
7. Threshold(s) that is/are crossed or reached:	**Below 3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
ORD – GB0008182700			Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Filing of Prospectus
Released	17:36 14-Jun-07
Number	4112Y

14 June 2007

Smiths Group plc

Return of Cash - Filing of Prospectus

Following the announcement of 16 May 2007 detailing the return of cash resulting from the sale of Smiths Aerospace, Smiths Group plc confirms that it has today filed a prospectus in connection with the proposed listing of B Shares with the Financial Services Authority in accordance with the Prospectus Rules.

Two copies of the Prospectus have been submitted to the Financial Services Authority and will be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS (Tel: 020 7000 1000)

Copies of the Prospectus will be available from or can be inspected at the registered office of Smiths Group plc (765 Finchley Road, London, NW11 8DS) and the offices of Allen and Overy (One Bishops Square, London, E1 6AO).

Enquiries:	
Smiths Group plc	+44 (0)20 8458 3232
Investors: Russell Plumley	
Media: Chris Fox	
JPMorgan Cazenove, Broker to Smiths Group	+44 (0)20 7588 2828
Edmund Byers	
Matthew Lawrence	

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:18 15-Jun-07
Number	4539Y

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to notification obligation:	**Cater Allen International Limited**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**11/06/2007**
6. Date on which issuer notified:	**12/06/2007**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB0008182700	19,531,689	19,531,689	7,031,689	7,031,689		1.25%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
7,031,689	1.25%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	07:00 18-Jun-07
Number	4988Y

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to notification obligation:	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED**
4. Full name of shareholder(s) (if different from 3):	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED, CREDIT SUISSE INTERNATIONAL**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**13.06.2007**
6. Date on which issuer notified:	**15.06.2007**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
ORD – GB0008182700	n/a	n/a	18,163,077	18,163,077	n/a	3.15%	n/a

B: Financial Instruments

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
18,163,077	3.15%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Listing of New Shares
Released	07:00 18-Jun-07
Number	5052Y

Listing of New Ordinary Shares and B Shares and Application for Block Listings

The Board of Smiths Group plc is pleased to announce that the Return of Cash to Shareholders is now being implemented and it is expected that New Ordinary Shares and B Shares in Smiths Group plc will be admitted to the Official List maintained by the Financial Services Authority and will commence trading at 8.00 a.m. today. Further details of the Return of Cash are contained in the circular to Shareholders dated 16 May 2007 (the "Circular").

On admission, a total of 385,047,430 New Ordinary Shares of 37.5 pence each and 577,571,145 B Shares of 1 penny each will be in issue.

In addition, application has been made to the Financial Services Authority and the London Stock Exchange for block listings totalling 1,308,646 New Ordinary Shares of 37.5 pence each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

The block listings consist of 41,745 shares to be issued under the Smiths Group Sharesave Scheme, 821,111 under the Smiths Industries 1995 Executive Share Option Scheme, 133,279 under the TI Group 1990 Executive Share Option Scheme, 82,806 under the TI Group 1999 Executive Share Option Scheme and 229,705 shares to be issued under the TI Group 1994 Savings Related Share Option Scheme.

Terms defined in the Circular have the same meaning when used in this announcement.

Enquiries:

Smiths Group 020 8458 3232
Investors Russell Plumley
Media Chris Fox

JPMorgan Cazenove 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse Securities (Europe) Limited 020 7888 8888
James Leigh-Pemberton
Tristan Lovegrove

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Listing of Shares
Released	07:56 18-Jun-07
Number	5133Y

Listing of New Ordinary Shares and B Shares and Application for Block Listings

The Board of Smiths Group plc is pleased to announce that the Return of Cash to Shareholders is now being implemented and it is expected that New Ordinary Shares and B Shares in Smiths Group plc will be admitted to the Official List maintained by the Financial Services Authority and will commence trading at 8.00 a.m. today. Further details of the Return of Cash are contained in the circular to Shareholders dated 16 May 2007 (the "Circular").

On admission, a total of 385,047,430 New Ordinary Shares of 37.5 pence each and 577,571,145 B Shares of 1 penny each will be in issue.

In addition, application has been made to the Financial Services Authority and the London Stock Exchange for block listings totalling 1,308,646 New Ordinary Shares of 37.5 pence each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

The block listings consist of 41,745 shares to be issued under the Smiths Group Sharesave Scheme, 821,111 under the Smiths Industries 1995 Executive Share Option Scheme, 133,279 under the TI Group 1990 Executive Share Option Scheme, 82,806 under the TI Group 1999 Executive Share Option Scheme and 229,705 shares to be issued under the TI Group 1994 Savings Related Share Option Scheme.

Terms defined in the Circular have the same meaning when used in this announcement.

Enquiries:

Smiths Group 020 8458 3232
Investors Russell Plumley
Media Chris Fox

JPMorgan Cazenove 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse Securities (Europe) Limited 020 7888 8888
James Leigh-Pemberton
Tristan Lovegrove

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	13:02 18-Jun-07
Number	5426Y

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED**
4. Full name of shareholder(s) (if different from 3):	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED, CREDIT SUISSE INTERNATIONAL**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**14.06.2007**
6. Date on which issuer notified:	**18.06.2007**
7. Threshold(s) that is/are crossed or reached:	**Below 3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
ORD – GB0008182700			Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:07 20-Jun-07
Number	6830Y

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 165,000 Ordinary shares of 37.5p each under the Smiths Group Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Announcement Details

Company Name	Smiths Group PLC
Category	Miscellaneous (add headline)
Headline	Result of B share election
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Neil Burdett
Contact Telephone No	020 8457 8229
Additional Distribution	

Full Announcement Text

Smiths Group plc - Return of Cash - Results of Elections

Not for release, publication or distribution in whole or in part into the United States, Canada, Australia and New Zealand.

The Return of Cash, which was approved by Shareholders at the EGM of Smiths Group plc held on 11 June 2007, provided Shareholders with three choices in relation to their B Shares. As at the close of the Election Period, being 3:00 p.m. on 21 June 2007, the results of the elections were as follows:

- elections or deemed elections to receive the Single B Share Dividend were made in relation to 348,205,433 B Shares (60.29 per cent. of the issued B Shares);
- elections to accept the Initial Purchase Offer were received in relation to 224,439,118 B shares (38.86 per cent. of the issued B Shares); and
- elections to retain B Shares were received in relation to 4,926,594 B Shares (0.85 per cent. of the issued B Shares).

It is expected that JPMorgan Cazenove, acting as principal, will, on 25 June 2007, make the Initial Purchase Offer to purchase 224,439,118 B Shares in respect of which valid elections have been received from Shareholders.

It is also expected that on 25 June 2007 Smiths will declare the Single B Share Dividend of 365 pence per B Share payable to those Shareholders who have, or who are deemed to have, elected to receive the Single B Share Dividend.

Settlement of the Initial Purchase Offer and the Single B Share Dividend for Shareholders is expected to be made on 28 June 2007.

Terms defined in the circular from Smiths to its Shareholders dated 16 May 2007 have the same meaning when used in this announcement.

For further information:

Smiths: 020 8458 3232
Russell Plumley (Investors)
Chris Fox (Press)

JPMorgan Cazenove: 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse: 020 7888 8888

James Leigh-Pemberton
Tristan Lovegrove

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove Limited or for providing advice in relation to the Return of Cash.

No offer to purchase B Shares is being or will be made in any territory where it is illegal to do so by Smiths or JPMorgan Cazenove Limited or any person acting on behalf of either of the foregoing.

---

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Registrars

The Causeway
Worthing
West Sussex
BN99 6DA

LLOYDS TSB REGISTRARS

CONFIRMATION OF FINAL FIGURES

SMITHS GROUP PLC
RETURN OF CASH AND CAPITAL REORGANISATION

Interim B Shares Issued Capital:	**577,571,145**		
Election	**Items**	**No. of Shares**	**Cash Value**
B shares electing for/defaulting to Dividend	16,850	348,205,433	£1,270,949,830.45
B shares electing for Initial Repurchase	10,331	224,439,118	£819,202,780.70
B shares electing to be Retained	951	4,926,594	N/A
Total:	**28,132**	**577,571,145**	**£2,090,152,611.15**

B SHARES ELECTING FOR THE SINGLE B SHARE DIVIDEND
Funding details for the Single Dividend payment will be provided on Monday 25th June by John Hughes from our Dividend Team.

B SHARES ELECTING FOR THE INITIAL REPURCHASE OFFER
The B Shares electing for the Initial Repurchase will be credited to JP Morgan Cazenove Participant ID 142 via a Delivery Versus Payment (DVP) transaction in Crest on 28th June 2007. Our details are: Participant ID 2RA38, Member Account SMITHS01.

B SHARES ELECTING TO BE RETAINED
The Retained B shares will be delivered to Crest holders on the 25th June 2007

Mel May
Team Leader, Corporate Actions

Gavin Lane
Manager, Corporate Actions

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULES

12 JUNE TO 20 JUNE 2007

Prospectus	Prospectus Rule 3.2.1

A copy of this document, which comprises a prospectus relating to Smiths Group plc (**Smiths** or the **Company**) prepared in accordance with the Prospectus Rules of the Financial Services Authority (the **FSA**) made under section 84 of the Financial Services and Markets Act 2000, has been made available to the public in accordance with the Prospectus Rules.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to any one other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Return of Cash.

Credit Suisse Securities (Europe) Limited, which is authorised and regulated in the UK by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to the Return of Cash.

Application has been made to the FSA for the B Shares to be admitted to the Official List maintained by the FSA and to the London Stock Exchange plc (the **London Stock Exchange**) for the B Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's main market for listed securities (together **Admission**) will constitute admission to official listing on a stock exchange. It is expected that Admission will become effective and that unconditional dealings will commence at 8.00 a.m. (London time) on 18 June 2007. All dealings prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned.

The Directors of the Company, whose names appear on page 8 of this document, and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

For a discussion of certain risk factors that should be considered in connection with an investment in the B Shares, see "Risk Factors" on pages 9 to 13 of this document.

SMITHS GROUP PLC

(Registered in England and Wales with company number 137013)

Return of Cash to Shareholders of 365 pence per Existing Ordinary Share

by way of one B Share for each Existing Ordinary Share

and a 2 for 3 Share Capital Consolidation

and admission of B Shares to the Official List and

to trading on the London Stock Exchange

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. Smiths will comply with its obligation to publish a supplementary prospectus containing further updated information required by law or by any regulatory authority but assumes no further obligation to publish additional information.

This document does not constitute an offer to sell or the solicitation of an offer to buy any security. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal, financial or tax adviser for legal, financial or tax advice.

CONTENTS

		Page
Summary Information		3
Directors, Secretary, Registered and Head Office and Advisers		8
Part I	Risk Factors	9
Part II	Business of the Smiths Group	14
Part III	Operating and Financial Review	16
Part IV	Selected Financial Information	33
Part V	Pro Forma Financial Information	34
Part VI	Information relating to the Return of Cash	38
Part VII	Additional Information	40
Part VIII	Checklist of Documentation Incorporated by Reference	61
Part IX	Definitions	63

SUMMARY INFORMATION

The following information should be read as an introduction to this document. Any decision in relation to the B Shares should be based on a consideration of this document as a whole. Investors should therefore read this entire document and not rely solely on this summary.

Where a claim relating to information contained in this document is brought before a court, the claimant investor might, under the national legislation of the European Economic Area member states, have to bear the cost of translating this document before the legal proceedings are initiated. Civil liability is attached to the Directors and the Company who are responsible for this summary, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1. Introduction

Smiths is engaged in the practical application of advanced technologies across three divisions – Detection, Medical and Specialty Engineering.

The principal activities of the Smiths Group are the development, manufacture, sale and support of:

- advanced security equipment;
- medical devices aligned to specific therapies; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace.

Smiths has its main manufacturing operations in the UK, the Americas and Continental Europe.

2. Background to the Return of Cash

On 15 January 2007, the Board announced that it had signed an agreement for the sale of Smiths Aerospace to GE Aviation UK for a total cash consideration of US$4.8 billion and that, following completion of the sale, the Board proposed to return £2.1 billion to Shareholders. The sale of Smiths Aerospace to GE Aviation UK completed on 4 May 2007. Smiths received in total approximately US$5.1 billion on completion, the excess over US$4.8 billion representing the net indebtedness owing by Smiths Aerospace at completion and the net effect of certain adjustments to the consideration under the terms of the sale agreement.

The Return of Cash is being made using a B share scheme, giving Shareholders (other than those in the Restricted Territories) a choice as to the form in which they receive their proceeds from the return and the timing of such return.

3. Summary of the Return of Cash and the B Shares

The Return of Cash is being implemented through an issue of up to 600 million B Shares giving Shareholders (other than certain shareholders in the Restricted Territories) a choice as to the form in which they receive their proceeds from the return and the timing of such return.

The Return of Cash is equivalent to approximately 33.4 per cent. of the market capitalisation of Smiths as at 14 May 2007 and is being accompanied by the Share Capital Consolidation the effect of which will be to reduce the number of Ordinary Shares in issue by an equivalent percentage.

At the Extraordinary General Meeting held on 11 June 2007, Shareholders duly passed the required resolution and so the Return of Cash is conditional only on Admission becoming effective. If this condition is not satisfied by 8.00 a.m. (London time) on 18 June 2007, or such later time and/or date as the Directors may determine, no New Ordinary Shares or B Shares will be created and the Return of Cash will not take effect.

Application has been made for the B Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities, with dealings expected to commence on 18 June 2007. The Company has also applied for the B Shares to be admitted to CREST with effect from Admission

becoming effective so that general market transactions in the B Shares may be settled within the CREST system.

Under the Return of Cash, each Shareholder will receive one B Share for every Existing Ordinary Share held at the Record Date, and (other than Shareholders resident in the Restricted Territories, who will automatically receive the Single B Share Dividend under Alternative 1) will be able to elect between the following alternatives in respect of their B Shares:

Alternative 1: Single B Share Dividend

Shareholders may elect to receive a dividend of 365 pence per B Share in respect of all or some of their B Shares. Following payment of the Single B Share Dividend, those B Shares on which the Single B Share Dividend has been paid will be converted into Deferred Shares, with the Shareholder receiving one Deferred Share for each such B Share. The Deferred Shares will not be listed, will carry extremely limited rights and will have negligible value. Deferred Shares may be purchased by the Company for an aggregate consideration of one penny and it is currently expected that they will be purchased by the Company on or around 28 June 2007.

Alternative 2: Initial Purchase Offer

Shareholders may elect under the Initial Purchase Offer to have all or some of their B Shares purchased by JPMorgan Cazenove, acting as principal, on 25 June 2007 (or such later date as the Directors may determine), at 365 pence per B Share, free of all dealing expenses and commissions.

Alternative 3: Retention of B Shares

Shareholders may elect to retain all or some of their B Shares, in which case they will be entitled to receive a non-cumulative preferential dividend (on a notional amount of 365 pence per B Share) at the rate of 75 per cent. of 12 month LIBOR per annum, in respect of those B Shares they elect to retain. This B Share Continuing Dividend will be payable in arrear on 16 April in each year (or such later date as the Directors may determine).

It is currently expected that JPMorgan Cazenove will make a Final Purchase Offer to acquire any retained B Shares, acting as principal, at 365 pence per B Share, free of all dealing expenses and commissions, on or around 17 April 2008, although there is no guarantee that such an offer will be made.

After 30 April 2008, the Company will have the power to purchase any outstanding B Shares or convert them into New Ordinary Shares, although there is no guarantee that the Company will use either of these powers.

Capital Reorganisation

In connection with the Return of Cash, a Capital Reorganisation will be undertaken. Existing Ordinary Shares will be subdivided and consolidated so that Shareholders will receive two New Ordinary Shares for every three Existing Ordinary Shares they own at 5.00 p.m. on 15 June 2007. The intention is that, subject to normal market movements, the share price of one New Ordinary Share immediately after Admission should be approximately equal to the share price of one Existing Ordinary Share immediately beforehand. The ratio used for the Share Capital Consolidation has been set by reference to the closing middle market price of 1094 pence per Existing Ordinary Share on 14 May 2007 (the latest practicable date prior to the posting of the Circular to Shareholders). The effect of this will be to reduce the number of issued Ordinary Shares to reflect the return of 365 pence per B Share to Shareholders, but Shareholders will own the same proportion of Smiths as they did previously, subject to fractional entitlements.

The Share Capital Consolidation will take place immediately after the allotment of the B Shares.

New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights.

4. Risk factors

Prior to making a decision in relation to the B Shares, prospective investors should carefully consider the risk factors about the Group and the B Shares summarised below.

Risks relating to the Smiths Group and its business include:

- The Company's lower credit rating as a result of the Return of Cash may adversely impact the quantity and rate of its debt financing.
- The price of Smiths Shares may be affected by a variety of factors including variations in the Group's operating results compared with market expectations.
- The Company's ability to pay dividends is a function of its profitability and it can give no assurances it will be able to pay dividends going forward.
- The Company may be adversely affected by changes in general global economic conditions including interest rates, exchange rates and inflation.
- The Company is exposed to a number of natural catastrophe risks due to its locations of operation.
- The Company may be adversely affected by product innovations or technical advances by competition.
- Changes in law or regulation in the jurisdictions in which the Company operates could significantly impair its performance.
- Despite mitigating transaction currency risk in the short term, the Company remains exposed to both transaction and translation currency risks in the longer term.
- Any increase or volatility in prices and shortages in supply of raw materials can affect the Company's performance.
- The Company is subject to various pension funding risks including, principally, poor performance of equity investments and other investments and increased longevity of members.
- The Company is exposed to credit risk in relation to its customers, banks and insurers.
- There is the risk that the cost of environmental remediation could be greater than provided for by the Company in its financial statements.
- There is the risk that litigation instigated in the future could have a material impact on the Company. In particular, John Crane, Inc, a subsidiary company, is currently one of many defendants in asbestos related litigation.
- There are the risks of abortive expenditure, reputational risks, potential customer claims or onerous contracts arising from the Company developing new technologies and products.
- The Company's acquisitions may involve risks that have a material impact on it.
- Failures in corporate governance controls may have a material impact on the Company.
- Failure to supply against contractual commitments may have a material impact on the Company in relation to larger contracts.
- There is no guarantee the Company's effective tax rate will remain below the prevailing tax rate ruling in the territories in which it operates.
- If the Smiths Group incurs any costs under the warranties or indemnities it gave in favour of GE Aviation UK on the sale of Smiths Aerospace, these costs could have an adverse effect on its financial condition.

- The agreement dated 21 March 2007 between Smiths Group International Holdings Limited and GE Security, Inc. concerning the combination of their detection business remains subject to various conditions including anti-trust and other regulatory approvals and the approval of Smiths Shareholders. In certain circumstances where shareholder approval is not given, Smiths will be required to pay a break fee of £35 million. If the Smiths Group incurs any costs under the warranties or indemnities it has given in connection with its detection business, these costs could also have an adverse effect on its financial condition.

Risks relating to the B Shares include:

- The value of the B Shares may go down as well as up and there can be no guarantee of the income to be derived from them.
- There can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.
- Whilst the Company expects a Final Purchase Offer will be made, there is no guarantee that such an offer will be made.
- Current UK taxation law and practice may change and any such changes may affect the taxation liabilities of Shareholders in relation to the B Shares.

Forward looking statements

- Forward-looking statements concerning the Smiths Group are subject to uncertainties.

5. Selected annual financial information

The selected historical financial information presented below has been extracted from the Company's audited Annual Report and Accounts for the two financial years ended 31 July 2004 and 31 July 2005, which have been prepared in accordance with UK GAAP, and the Company's audited Annual Report and Accounts for the 53 week period ended 5 August 2006, which have been prepared in accordance with IFRS, with unaudited restated comparatives for 2005.

	IFRS		*UK GAAP*	
£m	*2006*	*2005*	*2005*	*2004*
Revenue/Sales	3,523	3,005	3,017	2,733
Reported Operating Profit	160.6	382.0	311.2	292.4
Headline Operating Profit	519.8	415.7	420.4	360.1
Reported Pre Tax Profit	132.4	365.9	309.8	300.1
Headline Pre Tax Profit	492.1	403.8	412.6	350.3
Total Assets	3,772	3,935	3,495	2,981
Net Assets	1,363	1,484	1,205	1,123
Net Debt	923	931	931	273
Reporting Earnings per share (p)	4.3	48.3	39.3	38.0
Headline Earnings per share (p)	64.8	52.8	54.3	45.9
Dividend per Share (p)*	31.35	29.0	29.0	27.0

*Interim and Final for year

6. Selected interim financial information

The selected historical financial information presented below has been extracted, except where otherwise stated, from the Company's unaudited Interim Report for the six months ended 3 February 2007 which has been prepared under IFRS.

£m	IFRS 2007	2006
Revenue	1,021	1,007
Reported Operating Profit	149.4	136.3
Headline Operating Profit	148.2	138.6
Reported Pre Tax Profit	136.3	124.2
Headline Pre Tax Profit	134.0	124.6
Profit after tax – continuing operations	105.9	92.9
Total Assets	3,998	4,420
Net Assets	1,418	1,477
Net Debt	935.0	969.8
Reported Earnings per share (p)	26.2	23.6
Headline Earnings per share (p)	17.4	16.3
Dividend per Share (p)*	10.5	9.85

*Interim for year

7. Dividend policy

In connection with the proposed Return of Cash, the Board has assessed the capital structure of the Company and is satisfied that the Company has flexibility to execute its strategy whilst maintaining a solid investment grade rating. The Board also believes that the enhanced financial characteristics of the Company will enable a dividend policy targeting dividend cover of 1.8 times.

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors	Donald Brydon, CBE	*Chairman*
	Keith Butler-Wheelhouse	*Chief Executive*
	John Langston	*Finance Director*
	David Lillycrop	*General Counsel*
	David Challen, CBE	*Non-Executive Director*
	Stuart Chambers	*Non-Executive Director*
	Peter Jackson	*Senior Independent Director*
	Peter Loescher	*Non-Executive Director*
	Sir Kevin Tebbit, KCB, CMG	*Non-Executive Director*
Company Secretary	David Lillycrop	
Registered and Head Office	765 Finchley Road London NW11 8DS	
Financial Advisers and Sponsors to the Company	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ	
Legal Advisers to the Company	Allen & Overy LLP One Bishops Square London E1 6AO	
Auditors and Reporting Accountants	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH	
Registrar	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	

PART I

RISK FACTORS

Prior to making a decision in relation to the B Shares, prospective investors should carefully consider, together with all other information contained in this document, the risk factors about the Smiths Group and the B Shares described below. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also have an adverse effect on the business, results or financial condition of the Smiths Group. The trading price of the B Shares could decline due to any of these risks and investors could lose all or part of their investment. ***Investors should carefully consider whether any investment decision in respect of the B Shares is suitable for them in light of the information in this document and the financial resources available to them.***

1. Risks relating to the Smiths Group and its business

1.1 *External risks*

The Group's credit rating

As a result of the Return of Cash, the Group has a lower credit rating of Baa2 from Moody's and BBB+ from Standard and Poors. This may adversely impact the quantity of debt financing and the rate at which the Group may raise debt financing going forward.

Possible volatility of the price of Smiths Shares

The market price of the New Ordinary Shares may be affected by a variety of factors including, but not limited to, changes in sentiment regarding the New Ordinary Shares, variations in the Group's operating results compared with the expectations of market analysts and investors, its business developments or those of its competitors, the operating performance of its competitors, speculation about the Group's business, or regulatory changes affecting the Group's operations. Shareholders should be aware that the value of the New Ordinary Shares can decrease as well as increase and may not always reflect the underlying asset value or prospects of the Group.

Dividend payments

The ability of Smiths to pay dividends on the New Ordinary Shares is a function of its profitability and the extent to which, as a matter of law, it has available to it sufficient distributable reserves out of which any proposed dividend may be paid. Smiths' ability to pay dividends is also dependent upon receipt by it of dividends and other distributions from subsidiaries. Smiths can give no assurances that it will be able to pay a dividend going forward.

Global political and economic conditions

Smiths operates in over 50 countries, although some 90 per cent. of the Group's employees are located in North America, the EU and Japan. The Company is exposed to political risk, natural catastrophe and possible terrorist action.

Some 50 per cent. of total sales are to customers in the US, and the Group is therefore particularly affected by US economic conditions. Demand for products from the detection business is mainly dependent on spending by governments and government agencies.

Smiths may be adversely impacted by changes in general economic conditions including interest rates, exchange rates and inflation.

The diverse nature of the Company's products, services and customers helps mitigate the effects of adverse changes in political and economic risk on the demand that Smiths experiences.

Natural catastrophe

Because of the location of operations, Smiths is exposed to a number of natural catastrophe risks, such as earthquake, flood and windstorm. Where cost effective, such risks are mitigated through physical measures designed to counter the impact of a catastrophe. The value of assets and associated profits are also protected by insurance.

Actions of competitors

Smiths operates in highly competitive markets. Product innovations or technical advances by competitors could adversely affect the Company. The diversity of operations reduces the possible effect of action by any single competitor.

The Company invests some 4 per cent. of revenues in research and development in order to sustain competitive advantage, and works continually to ensure that the cost base is competitive.

Effect of legislation or other regulatory action

Smiths is subject to a broad range of laws, regulations and standards in the jurisdictions in which it operates. Unexpected changes in these laws or regulations could significantly impair performance; equally a failure to comply with these laws, regulations or standards could damage the reputation of the Company.

The detection and medical businesses are particularly subject to regulation, with certain customers and regulatory or other enforcement bodies routinely inspecting the Company's practices, processes and premises. Certain legal liability risks, such as product liability and employer's liability, are transferred to insurers, subject to policy limits and conditions. However, the Company and its subsidiaries have been in business for many years and there is a risk of latent injury claims which may not be fully covered by insurance.

Foreign exchange

The Company is exposed to two types of currency risk: transaction risk in respect of products manufactured in one currency region and sold in another currency; and translation risk in that the results of non-UK businesses will translate into differing pounds sterling values depending on the exchange rate. The Company's practices for managing currency risk generally mitigate transaction risk in the short term. Over the longer term, Smiths remains exposed to both transaction and translation risk.

Longer-term transaction risks are partially mitigated by manufacturing or sourcing components in the same currency as that of the sale.

Raw material prices

Smiths' products contain various raw materials or purchased components including electronic components, metals and plastics. Any increases or volatility in prices and shortages in supply can affect the Company's performance. The diversity of operations both geographically and in terms of product area reduces the dependence on any single item or supplier. Purchasing policies take into account and seek to mitigate such risks where practicable.

Pension funding

The Company operates significant pension plans. The average funding level of the funded plans at 5 August 2006 was 103 per cent. measured by IAS 19 methodology. Funding of pension liabilities at that date was some 55 per cent. by equities and 45 per cent. by other assets. Smiths is subject to various funding risks, principally poor performance of the equity investments and other investments, and increased longevity of members.

Credit

Smiths is exposed to credit risk in relation to customers, banks and insurers. Credit control practices take into account the perceived risk. The customer base is relatively diverse.

Where appropriate, Smiths seeks to insure business risks with insurers of good standing. The insurance industry is, however, subject to credit risk, particularly in the event of catastrophe or where an insurer has substantial exposure to a specific risk. Occasionally insurer credit risk may be mitigated through policy commutation.

Environmental issues

The environmental laws of the jurisdictions in which Smiths operates impose actual and potential obligations on the Company to remediate contaminated sites, including some sites no longer owned by Smiths. The Company makes provision for the expected cost of remediation based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

Litigation

Smiths is subject to litigation from time to time in the ordinary course of business, and makes provision for the expected cost based on appropriate professional advice. In particular, John Crane, Inc, a subsidiary of Smiths, is currently one of many defendants in litigation relating to products previously manufactured which contained asbestos and in respect of which a provision has been made.

The outcome of legal action is always uncertain and there is always the risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the Company. In some liability cases, legal expenses are covered by insurance.

1.2 ***Internal risks***

Investment in new products, projects and technology

Smiths develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk both in terms of possible abortive expenditure, reputational risk, and potential customer claims or onerous contracts. Such risks may have a material impact on the Company.

Acquisitions

Smiths is an active acquirer of other businesses and companies: acquisitions may involve risks that might have a material impact on the Company. These risks are mitigated by extensive due diligence, and, where practicable, by representations and warranties and indemnities from the vendors.

Controls failure

Smiths operates various corporate governance controls. Failures in these controls might have a material impact on the Company.

Inability to supply and business continuity

Inability to supply against contractual commitments is a risk, which could be material in relation to larger contracts. Smiths mitigates this risk by implementing effective business continuity plans throughout the Company and, where practicable, transferring them through business interruption insurance.

Tax

In recent times, Smiths has had an effective tax rate of approximately 26 per cent. There can be no guarantee that Smiths' effective tax rate will remain below the prevailing tax rate applicable in the territories in which it operates.

Sale of Smiths Aerospace

The sale and purchase agreement governing the sale of Smiths Aerospace to GE Aviation UK contains certain warranties and indemnities in favour of GE Aviation UK. If Smiths should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its business, financial condition and results of operation.

Agreement with GE Security, Inc

On 21 March 2007 Smiths Group International Holdings Ltd and GE Security, Inc. entered into an agreement concerning the combination of their detection businesses, to be managed and controlled by Smiths. This remains subject to various conditions including anti-trust and other regulatory approvals which means that there is no guarantee that the transaction will actually occur. It is also subject to the approval of shareholders of Smiths. In certain circumstances where this approval is not given, Smiths will be required to pay a break fee of £35 million. The formation agreement also contains certain warranties and indemnities in favour of the combined business. If Smiths should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its business, financial condition and results of operation.

2. Risks relating to the B Shares

Value of the B Shares

The value of the B Shares may go down as well as up and there can be no guarantee of the income to be derived from them. The ability of the Company to pay the B Share Continuing Dividend will depend on the Company having sufficient reserves available for distribution by way of dividend and the relevant cash resources. Whilst the Company expects the B Share Continuing Dividend to be paid, there can be no certainty that the Company will always be able to do so on the applicable payment date.

Liquidity of the B Shares

If the Proposals are implemented, the B Shares will be admitted to the Official List and to trading on the main market for listed securities of the London Stock Exchange. However, there can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.

Final Purchase Offer

Whilst the Company expects a Final Purchase Offer to be made, there is no guarantee that such an offer will be made or that the Company will be able to implement it.

United Kingdom taxation

The general guide on United Kingdom taxation in relation to the Return of Cash set out in Part 8 of the Circular to Shareholders, and incorporated into this document by reference, is based on current United Kingdom tax law and HM Revenue & Customs practice as at the date of this document. The current legislation and practice may change and any such changes may affect the taxation liabilities of Shareholders in relation to the B Shares.

3. Forward-looking statements

This document includes a number of forward-looking statements concerning the Smiths Group with respect to, amongst others, the following: financial condition; results of operations; economic conditions in which the Smiths Group operates; the business of the Smiths Group; and future benefits of its sale and management

plans and objectives. Smiths considers any statements that are not historical facts as "forward-looking statements". They relate to events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of the Smiths Group to differ materially from the information presented in the relevant forward-looking statement. When used in this document the words "estimate", "project", "intend", "aim", "anticipate", "believe", "expect", "should" and similar expressions, as they relate to the Smiths Group or the management of it, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Neither Smiths nor any other member of the Smiths Group undertakes any obligation publicly to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable laws, the Listing Rules, Disclosure and Transparency Rules and other regulations.

PART II

BUSINESS OF THE SMITHS GROUP

The financial information in this Part II, except where otherwise stated, has been extracted without material adjustment from the Company's audited Annual Report and Accounts for the two financial years ended 31 July 2004 and 31 July 2005, which have been prepared in accordance with UK GAAP, the Company's audited Annual Report and Accounts for the 53 weeks ended 5 August 2006, which have been prepared in accordance with IFRS, together with restated unaudited comparatives for 2005, and the Company's unaudited Interim Reports for the six months ended 31 January 2006 and 3 February 2007, which have been prepared in accordance with IFRS.

1. History and development of Smiths

The Company is engaged in the practical application of advanced technologies across three divisions – Detection, Medical and Specialty Engineering.

Smiths Group was founded in 1851 as a clock and watch business and was incorporated in 1914. In the first half of the twentieth century it developed automotive, aviation and marine instruments businesses.

In 1958 Smiths acquired a controlling interest in Portland Plastics, which was the beginning of the Medical division. In 1960, the Industrial division was formed and manufactured industrial instrumentation. By the late 1970s, clocks and watches accounted for a minimal proportion of turnover. In 1983, Smiths ceased to be a direct supplier of equipment to the European motor industry.

In 1984, Smiths was reorganised into three operating divisions: Industrial, Medical Systems, and Aerospace and Defence and proceeded to strengthen its divisions by acquisition, buying US avionics business Lear Siegler Holdings Corp in 1987 and US medical devices business Deltec in 1994.

In December 2000, Smiths merged with the TI Group to create an enlarged UK participant in high-performance engineering. In 2001 the businesses and assets of the Automotive Systems division of TI Group were demerged into a new private company named TI Automotive Limited.

In 2003, Smiths established a fourth division, Detection, dedicated to the fast-changing market for equipment to detect weapons, explosives, contraband or other harmful substances. Also in 2003, the Polymer Sealings business was sold to Trelleborg AB.

The Industrial division was reorganised in August 2003 into: mechanical seals; interconnect electronic components; flexible technology products; and marine, and the division was renamed Specialty Engineering.

On 21 March 2007, Smiths entered into an agreement to combine its Detection division with the Homeland Protection business of General Electric Company, to be known as Smiths GE Detection, which is to be managed and controlled by Smiths. This transaction remains subject to various conditions.

On 4 May 2007, Smiths completed the sale of its Aerospace division to GE Aviation UK.

2. Principal markets and activities

The principal markets in which the Smiths Group operates are detection equipment (Detection), medical devices (Medical), seals and associated equipment and services used in process industries (John Crane – within Specialty Engineering), components and sub-systems for connecting and controlling critical electronic and radio frequency systems (Interconnect – within Specialty Engineering) and ducting and hosing for heating and ventilation equipment (Flex-Tex – within Specialty Engineering).

The principal activities of the Smiths Group are the development, manufacture, sale and support of:

- advanced security equipment, using trace detection and x-ray imaging to detect and identify explosives, chemical and biological agents, weapons and contraband;

- medical devices aligned to specific therapies, principally airway, pain and temperature management, infusion, needle protection, critical care monitoring and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; marine navigation; ducting and hose assemblies.

The main manufacturing operations of the Smiths Group are in the UK, the Americas and Continental Europe.

3. Principal investments

The Company's principal investments since 1 August 2003 have been the acquisition of Trak Holdings Corp (for US$111.5 million in May 2004) and Medvest Holdings Corp ("Medex") (for US$655 million in March 2005) and the transfer of the issued share capital of Smiths Heimann Biometrics GmbH to Cross Match Technologies, Inc. in exchange for 43 per cent. of the issued share capital of Cross Match Technologies, Inc. in August 2005.

On 21 March 2007 Smiths Group International Holdings Ltd, a subsidiary of the Company, entered into an agreement with GE Security, Inc. and GE Homeland Protection Holdings LLC to combine Smiths Detection and GE's Homeland Protection businesses. Under the terms of the agreement, Smiths will manage and control the enlarged business, of which it will own 64 per cent. with GE holding the balance. The agreement remains subject to various conditions including anti-trust and other regulatory approvals and the approval of Smiths Shareholders.

4. Research and development, patents and licences

The Company carries out extensive research and development work with the aim of bringing new products to market and improving existing products. Where commercially beneficial, it pursues patent cover for its inventions. The Company licenses in third party patents where these are necessary. Some development work is carried out by external organisations with patent rights being retained by the Company. The Company carries out some research work under contract for government agencies. The Smiths Group has spent approximately 4 per cent. of annual sales on research and development activities in each of the three financial periods ended 5 August 2006.

5. Dividend policy

In connection with the proposed Return of Cash, the Board has assessed the capital structure of the Company and is satisfied that the Company has flexibility to execute its strategy whilst maintaining a solid investment grade rating. The Board also believes that the enhanced financial characteristics of the Company will enable a dividend policy targeting dividend cover of 1.8 times.

PART III

OPERATING AND FINANCIAL REVIEW

The following review should be read in conjunction with the financial information in Part IV and the rest of this document. Prospective investors should read the whole document and not just rely on key or summarised information set out in this Part. The financial information in this Part III, except where otherwise stated, has been extracted without material adjustment from the Company's audited Annual Report and Accounts for the two financial years ended 31 July 2004 and 31 July 2005, which have been prepared in accordance with UK GAAP, the Company's audited Annual Report and Accounts for the 53 weeks ended 5 August 2006, which have been prepared in accordance with IFRS, together with unaudited restated comparatives for 2005, and the Company's unaudited Interim Reports for the six months ended 31 January 2006 and 3 February 2007, which have been prepared in accordance with IFRS.

This Part III includes forward looking statements that involve risks and uncertainties. The Group's actual results may differ materially from the results discussed in the forward looking statements as a result of certain factors, including those set out under "Risk Factors" in Part I and elsewhere in this document.

The Accounting Principles under which the financial information discussed below was drawn up changed during the period under review. Until 31 July 2005, the accounts were prepared under UK Generally Accepted Accounting Principles (UK GAAP), the 2006 accounts were prepared under IFRS and the comparative information was shown on the same basis. The change to IFRS was required by UK law.

Smiths Group is committed to creating long-term value for shareholders by building and sustaining strong businesses in growth sectors. The Company's objective is to create value from organic growth and from reinvestment of self-generated cash-flow.

The key Smiths' performance indicators are sales, profits and cash generation. In this review, reference is made to 'headline' profit as well as to the various statutory measures of profit. This is because the Company believes that headline profit provides valuable information on underlying trends, and it is used by management to measure and monitor performance. Statutory profit is stated after taking into account all items of profit and loss but "headline profit" is stated after excluding:

- exceptional items (including impairments);
- amortisation of intangible assets acquired in a business combination;
- profit or loss on disposal of businesses; and
- certain other financing gains and losses.

When reporting under UK GAAP, the Company viewed the costs of significant restructuring as an exceptional item. Since such restructuring costs were borne with increasing regularity, the Company took the view, when reporting under IFRS, that only 'significant' restructuring costs relating to the integration of acquisitions would constitute an exceptional item.

1. Two financial years ended 31 July 2004 and 31 July 2005

1.1 *Sales*

The following tables summarise the sales of Smiths Group by business segment and by geographical destination, as reported under UK GAAP:

£m	*Year ended 31 July 2005*	*Year ended 31 July 2004*
Sales:		
Aerospace	1,157.6	1,005.8
Detection	366.5	317.1
Medical	563.3	487.7
Specialty Engineering	929.4	867.8
	3,016.8	2,678.4
Discontinued business	–	55.0
	3,016.8	2,733.4
United Kingdom	312.8	333.4
North America	1,707.4	1,458.7
Europe	531.4	497.1
Japan	83.6	89.2
Other	381.6	300.0
	3,016.8	2,678.4
Discontinued business	–	55.0
	3,016.8	2,733.4

Sales in 2005 increased by 13 per cent. over the £2,678.4 million achieved in 2004 from the continuing activities. The discontinued activities relate to the Polymer Sealing Division which was sold in September 2003. Sales in both Detection and Medical rose by 16 per cent., Medical benefiting from the acquisition of Medex, Inc in March 2005. Aerospace sales increased by 15 per cent. and those of Specialty Engineering by 7 per cent. These increases were achieved despite a 6 per cent. weakening of the average US$ exchange rate which is used to translate the sales of the US businesses.

1.2 *Profits*

The following table summarises the headline operating profit of Smiths Group by business segment and shows the pre-tax profits as reported under UK GAAP:

£m	*Year ended 31 July 2005*	*Year ended 31 July 2004*
Headline operating profit		
Aerospace	117.9	99.7
Detection	66.8	55.6
Medical	108.2	91.6
Specialty Engineering	127.5	113.2
Headline operating profit	420.4	360.1
Discontinued business	–	2.2
	420.4	362.3
Exceptional items	(41.8)	(11.0)
Amortisation of acquired intangible assets	(61.0)	(39.0)
Profit before interest and tax	317.6	312.3
Net interest payable	(22.9)	(15.4)
Other financing income-retirement benefits	15.1	3.2
Pre-tax profits	309.8	300.1

The 'headline' operating profit from the continuing business increased 17 per cent. over the £360.1 million achieved in 2004. Again, this was achieved despite the 6 per cent. weakening of the US$ exchange rate referred to above. The Aerospace and Medical profit each increased by 18 per cent., Medical gaining from the acquisition of Medex, Inc; Detection increased by 20 per cent. and Specialty Engineering by 12 per cent.

Exceptional items increased to £41.8 million from £11.0 million the previous year. The exceptional items comprised:

£m	*Year ended 31 July 2005*	*Year ended 31 July 2004*
Restructuring	22.9	30.9
Integration of Medex	10.4	–
Legal settlement	14.9	–
Property profit	–	(12.1)
Gain on disposal of business	(8.7)	(7.8)
Write down of goodwill	2.3	–
	41.8	11.0

The restructuring costs related to improving competitiveness in Aerospace and the rationalisation of distribution and manufacturing in Medical. Further restructuring arose in connection with the integration of Medex, which was acquired in March 2005. The legal settlement referred to concerned a patent dispute relating to the Cozmonitor insulin pump.

Amortisation of acquired intangible assets also rose sharply in the period reflecting the incremental amortisation on £495 million of intangible assets (principally goodwill) relating to the acquisition of Medex.

Net interest payable increased to £22.9 million, reflecting an increased level of debt in connection with the Medex acquisition. Net interest cost was covered 18 times by headline operating profit. The increased amount of financing income from retirement benefits was a reflection of the stronger funding of the pension plans at 1 August 2004.

1.3 *Taxation*

The tax charge for 2005 was £89 million (2004: £87.2 million). This represented an effective rate of 26 per cent. on headline profit before tax (2004: 26.5 per cent.). This was achieved through taking advantage of global tax incentives, the tax-efficient use of capital and active tax compliance management. Tax payments normally lag behind the tax charge. All current and deferred tax liabilities were recognised on the balance sheet in accordance with generally accepted accounting practice.

The fundamental tenets of the Group's approach to taxation are to enhance the Group's competitive position on a global basis, whilst engaging with tax authorities around the world on the basis of disclosure, co-operation and legal compliance.

The Group seeks to build open relationships with tax authorities to bring about timely agreement of its tax affairs, and to remove uncertainty on business transactions.

The taxation strategy is to mitigate the burden of taxation in a responsible manner and, in this way, to enhance long-term shareholder value.

1.4 ***Cash-flow and net debt***

The Group places considerable emphasis on the generation of cash, with the objective of providing resources for the growth of the business both organically and by acquisition. In 2005, the Group achieved significant organic growth in addition to acquisitive growth.

The operating cash-flow after net capital expenditure and before exceptional items for 2005 was £280 million – lower than the £329 million reported in 2004. The reduction reflected the investment to finance organic growth, mainly capital expenditure and higher stocks and debtors, as well as the timing of payments on major defence programmes.

Smiths measures operating cash-flow before exceptional expenditure and after capital expenditure as a ratio to headline operating profit. The increased investment in capital equipment, stocks and debtors caused this ratio to be 67 per cent. This compares with Smiths' target of 80 per cent. (under UK GAAP).

Cash expenditure on exceptional items for 2005 was £35 million, compared with £23 million in 2004.

Free cash-flow – that is cash-flow after exceptional items interest and tax but before acquisitions and dividends – was £147 million in 2005, compared with £255 million in 2004. The lower free cash-flow reflected the investments referred to above, plus tax and interest payments which were £47 million higher than in 2004.

Dividends paid in 2005 amounted to £154 million, compared with £146 million in 2004. Acquisitions and disposals resulted in a net expenditure of £598 million including debt assumed, compared with a net receipt of £291 million in 2004.

The net debt at 31 July 2005 was £931 million, compared with £273 million at 31 July 2004. The principal reason for the increase was the Medex acquisition, which resulted in a £499 million cash outflow in the year.

1.5 *Net assets*

£m	31 July 2005	31 July 2004
Aerospace	661.0	520.6
Detection	356.7	330.8
Medical	869.4	341.2
Speciality Engineering	396.4	364.7
Net operating assets	2,283.5	1,557.3
Net borrowings	(930.8)	(272.7)
Retirement benefits	(147.9)	(162.1)
Net assets	1,204.8	1,122.5
United Kingdom	349.8	306.7
North America	1,562.1	923.5
Europe	285.1	268.4
Other overseas	86.5	58.7
Net operating assets	2,283.5	1,557.3

The major contributor to the increase in net operating assets was the acquisition of Medex in March 2005. Below is an extract, without material adjustment, from the notes to the Annual Report and Accounts 2005 providing information as to the tangible and intangible fixed assets:

£m	Goodwill	Other intangible Assets	Land and Buildings	Plant and Machinery	Fixtures fittings tools and equipment	Total
Cost						
At 1 August 2004	856.0		235.2	517.3	379.8	1,988.3
Acquisitions	441.5	54.7	15.8	35.7	6.8	554.5
Business disposals				(3.3)	(0.4)	(3.7)
Additions			12.4	63.8	38.0	114.2
Disposals			(13.3)	(27.4)	(33.5)	(74.2)
Exchange adjustments	64.3	5.1	7.4	18.4	9.8	105.0
At 31 July 2005	1,361.8	59.8	257.5	604.5	400.5	2,684.1
Depreciation/Amortisation						
At 1 August 2004	127.8		75.7	343.2	289.9	836.6
Business disposals				(2.3)	(0.3)	(2.6)
Charge for year	59.8	1.2	9.3	36.5	31.2	138.0
Disposals			(7.3)	(26.5)	(32.5)	(66.3)
Exchange Adjustments	7.2		2.4	10.4	7.0	27.0
At 31 July 2005	194.8	1.2	80.1	361.3	295.3	932.7
Net book value						
At 1 August 2004	728.2		159.5	174.1	89.9	1,151.7
At 31 July 2005	1,167.0	58.6	177.4	243.2	105.2	1,751.4

2. Two financial periods ended 31 July 2005 and 5 August 2006

2.1 *The effect of IFRS*

Since August 2005 onwards, in common with all listed companies in the European Union, the Group has been required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS).

The detailed adjustments involved in conversion to IFRS are incorporated into this document by reference to pages 90 to 96 of the Company's Annual Report and Accounts 2006.

2.2 *Sales*

The following tables summarise the revenue of Smiths Group by business segment and by geographical destination, as reported under IFRS. The business segments shown are the basis on which the Group reports its primary segment information. For reporting purposes under IFRS Specialty Engineering is analysed into two segments.

£m	*Period to 5 August 2006*	*Year to 31 July 2005*
Revenue:		
Aerospace	1,299.7	1,146.2
Detection	411.8	366.5
Medical	737.0	563.3
Specialty Engineering:		
John Crane	518.4	463.2
Other	556.0	466.2
	3,522.9	3,005.4
United Kingdom	330.5	310.0
North America	2,062.4	1,699.2
Europe	617.7	531.4
Other	512.3	464.8
	3,522.9	3,005.4

Sales in 2006 increased by 17 per cent. over the £3,005.4 million achieved in 2005. Divisional sales increased by 13 per cent. (Aerospace), 12 per cent. (Detection), 31 per cent. (Medical), 12 per cent. (John Crane) and 19 per cent. (Specialty – other). The reported sales included a full period's contribution from Medex, compared to four months in 2005. The sales increase was assisted by a 3 per cent. strengthening of the average US$ exchange rate.

2.3 *Profits*

The following table summarises the headline operating profit of Smiths Group by business segment and pre-tax profit as reported under IFRS:

£m	*Period to 5 August 2006*	*Year to 31 July 2005*
Headline operating profit		
Aerospace	152.4	132.4
Detection	76.5	69.0
Medical	137.5	87.7
Specialty Engineering:		
John Crane	69.4	62.5
Specialty – other	84.0	64.1
Headline operating profit	519.8	415.7
Exceptional operating items	(14.5)	(28.0)
Amortisation of acquired intangible assets	(16.9)	(5.7)
Financing losses	(2.8)	
Impairment of financial asset	(325.0)	
Operating profit	160.6	382.0
Net finance costs	(27.1)	(16.1)
Share of post-tax loss of associates	(1.1)	–
Pre-tax profit	132.4	365.9

The 2006 headline operating profit increased 25 per cent. over the £415.7 million achieved in 2005; again this was assisted by the 3 per cent. strengthening of the average US$ exchange rate. The Aerospace profit rose by 15 per cent.; that of Detection and John Crane each rose by 11 per cent.; that of Specialty – other rose by 31 per cent. and that of Medical rose by 57 per cent. In the case of Specialty – other and Medical these increases included the benefit of acquisitions.

The 2006 exceptional operating items were substantially lower than those of 2005 and comprised:

£m	*Period ended 5 August 2006*	*Year ended 31 July 2005*
Integration of Medex	18.7	10.4
Legal settlements	12.2	14.9
Profit on disposal of business	(16.4)	(8.7)
Impairment of goodwill		11.4
	14.5	28.0

The 2006 legal settlement related to an industry wide class action against Titeflex Corporation. The settlement was a compromise of disputed claims and did not imply an admission of liability.

Profit on disposal of business includes £11.2 million relating to the release of provisions and accruals in respect of disposals in prior years.

The amortisation of acquired intangible assets increased, principally in relation to the inclusion of Medex for a full accounting period in 2006.

The impairment charge of £325 million followed the decision to write down the carrying value of the preference share investment in TI Automotive Ltd from £325 million to nil. This decision, in response to continuing deterioration in the automotive component market, particularly in the US, arose from an impairment review of the investment as required by IAS39. The review took account of the lack of any cash flow to date and of any expected cash flow from the investment in the foreseeable future, whether from dividend, redemption or sale of the preference shares.

The £11 million increase in net financing costs reflected a £27 million increase in borrowing costs – a result of higher funding following the Medex acquisition – offset by a £16 million increase in other finance income – retirement benefits.

2.4 *Taxation*

The tax charge for the year represented an effective rate of 26 per cent. on the headline profit before taxation, the same as for 2005. This was maintained through taking advantage of global tax incentives, the tax-efficient use of capital and active tax compliance management. Tax payments normally lag the tax charge and therefore boost free cash-flow. Current and deferred tax liabilities were recognised on the balance sheet in accordance with generally accepted accounting practice. The fundamental tenets of the Smiths approach to taxation are to enhance the Company's competitive position on a global basis, while engaging with tax authorities around the world on the basis of disclosure, co-operation and legal compliance. The Board considers and approves the management of the Company's tax affairs in the context of the Company's commercial objectives. Smiths seeks to build open relationships with tax authorities to bring about timely agreement of tax affairs and to remove uncertainty on business transactions. The Company's taxation strategy is to mitigate the burden of taxation in a responsible manner for competitive advantage and in this way, to enhance long-term shareholder value.

2.5 *Cash-flow and net debt*

Smiths places considerable emphasis on cash generation, with the objective of providing resources for the growth of the business both organically and by acquisition. In 2006 the Company achieved significant organic growth in addition to acquisitive growth. Smiths measures operating cash-flow as

a ratio to headline operating profit, with a target of at least 75 per cent. depending on the level of investment in capitalised development costs. For this purpose, operating cash-flow is measured before the cash impact of exceptional items and special pension payments and after expenditure on property, equipment, software and development costs. The operating cash-flow on this basis in 2006 was £420 million, representing 81 per cent. of headline operating profit; greater than the £259 million reported in 2005, representing 62 per cent. The increase reflects the timing of payments on major defence programmes, as well as organic business growth and improvements in managing working capital. On a statutory basis, net cash inflow from operations was £389 million (2005: £319 million). Cash expenditure on exceptional items in 2006 was £17 million, compared with £10 million in 2005. During the current year the Company made a special £61 million contribution to facilitate UK pension scheme mergers involving under-funded schemes.

Free cash-flow (after interest and tax but before acquisitions and dividends) was £170 million in 2006, compared with £147 million in 2005. The higher free cash-flow reflects the improved operating cash-flow referred to above, offset by higher tax and interest payments than in 2005. It is also stated after the special pension contribution of £61 million. Dividends paid in 2006 amounted to £167 million, compared with £154 million in 2005. Acquisitions and disposals resulted in a net expenditure of £46 million, compared with £410 million in 2005.

Net debt at year end was £923 million, compared with £931 million at July 2005.

2.6 *Assets*

Net assets by business segment and gross assets by geography are set out below:

£m	*5 August 2006*	*31 July 2005*
Aerospace	788.5	751.5
Detection	414.1	408.3
Medical	765.8	838.6
Specialty Engineering:		
John Crane	124.2	122.6
Specialty – other	274.2	262.5
	2,366.8	2,383.5
Unallocated	(77.2)	31.1
Net Debt (after accrued interest and swapped debt)	(926.7)	(930.8)
Net Assets	1,362.9	1,438.8
United Kingdom	831.3	999.9
North America	2,096.2	2,236.8
Europe	568.3	512.3
Other overseas	155.3	125.8
	3,651.1	3,874.8
Cash and cash equivalents	120.6	60.9
Gross Assets	3,771.7	3,935.7

Below is an extract, without material adjustment, from the notes to the Annual Report and Accounts 2006 providing information as to the tangible and intangible fixed assets:

Tangible fixed assets

	Land and buildings *£m*	*Plant and machinery* *£m*	*Fixtures fittings, tools and equipment* *£m*	*Total* *£m*
Cost or valuation				
At 1 August 2004	235.2	542.9	333.5	1,111.6
Exchange adjustments	7.4	18.4	8.3	34.1
Additions	12.4	63.0	24.5	99.9
Acquisitions	15.8	35.7	6.6	58.1
Disposals	(13.3)	(27.4)	(30.7)	(71.4)
Business disposals		(3.3)	(0.4)	(3.7)
At 31 July 2005	257.5	629.3	341.8	1,228.6
Transfers			(7.5)	(7.5)
Exchange adjustments	(10.4)	(33.8)	(12.9)	(57.1)
Additions	7.8	72.9	30.5	111.2
Acquisitions	0.2	1.1	0.3	1.6
Disposals	(6.8)	(9.7)	(11.1)	(27.6)
Business disposals	(3.2)	(6.8)	(3.8)	(13.8)
At 5 August 2006	245.1	653.0	337.3	1,235.4
Depreciation				
At 1 August 2004	75.7	375.5	249.0	700.2
Exchange adjustments	2.4	10.4	6.1	18.9
Charge for the year	9.3	36.1	26.3	71.7
Disposals	(7.3)	(26.5)	(28.6)	(62.4)
Business disposals		(2.3)	(0.3)	(2.6)
At 31 July 2005	80.1	393.2	252.5	725.8
Transfers			(6.3)	(6.3)
Exchange adjustments	(4.1)	(20.1)	(10.9)	(35.1)
Charge for the period	4.9	45.8	28.5	79.2
Impairment charge	0.5	1.0	0.3	1.8
Disposals	(2.3)	(8.2)	(9.3)	(19.8)
Business disposals	(0.8)	(4.7)	(2.5)	(8.0)
At 5 August 2006	78.3	407.0	252.3	737.6
Net book value at 5 August 2006	166.8	246.0	85.0	497.8
Net book value at 1 August 2005	177.4	236.1	89.3	502.8
Net book value at 1 August 2004	159.5	167.4	84.5	411.4

The impairment charge of £1.8 million for the period ended 5 August 2006 is for the impairment of property, plant and equipment in respect of the closure of the manufacturing facility in Hythe, Kent.

Intangible fixed assets

	Goodwill £m	*Development costs £m*	*Acquired intangibles* (see below) £m*	*Other £m*	*Total £m*
Cost					
At 1 August 2004	856.0	130.4		52.4	1,038.8
Adjustments to prior year acquisitions	1.2				1.2
Exchange adjustments	52.7	8.8	10.3	2.9	74.7
Business combinations	386.2		125.3		511.5
Additions at cost		59.5		22.9	82.4
At 31 July 2005	1,296.1	198.7	135.6	78.2	1,708.6
Adjustments to prior year acquisitions	(1.9)		1.9		
Exchange adjustments	(83.2)	(13.6)	(11.7)	(6.3)	(114.8)
Transfers		0.4		7.1	7.5
Business combinations	30.6		13.3		43.9
Additions at cost		108.2		33.5	141.7
At 5 August 2006	1,241.6	293.7	139.1	112.5	1,786.9
Amortisation					
At 1 August 2004	127.8	13.8		39.8	181.4
Exchange adjustments	4.3	0.7		1.4	6.4
Charge for the year		12.5	5.7	9.5	27.7
Impairment losses	11.4				11.4
At 31 July 2005	143.5	27.0	5.7	50.7	226.9
Exchange adjustments	(9.8)	(1.2)	(2.4)	(3.1)	(16.5)
Transfers				6.3	6.3
Charge for the period		13.7	16.9	9.0	39.6
At 5 August 2006	133.7	39.5	20.2	62.9	256.3
Net book value at 5 August 2006	1,107.9	254.2	118.9	49.6	1,530.6
Net book value at 1 August 2005	1,152.6	171.7	129.9	27.5	1,481.7
Net book value at 1 August 2004	728.2	116.6		12.6	857.4

* In addition to goodwill, the acquired intangible assets comprise:

	Patents, licences and trademarks *£m*	*Technology* *£m*	*Customer relationships* *£m*	*Total* *£m*
Cost				
At 1 August 2004				
Exchange adjustments	3.4	4.9	2.0	10.3
Business combinations	38.2	54.3	32.8	125.3
At 31 July 2005	41.6	59.2	34.8	135.6
Adjustments to prior year acquisitions			1.9	1.9
Exchange adjustments	(3.2)	(5.0)	(3.5)	(11.7)
Business combinations	0.5	4.4	8.4	13.3
At 5 August 2006	38.9	58.6	41.6	139.1
Amortisation				
At 1 August 2004				
Charge for the year	0.8	1.8	3.1	5.7
At 31 July 2005	0.8	1.8	3.1	5.7
Exchange adjustments	(0.2)	(0.5)	(1.7)	(2.4)
Charge for the period	2.8	5.6	8.5	16.9
At 5 August 2006	3.4	6.9	9.9	20.2
Net book value at 5 August 2006	35.5	51.7	31.7	118.9
Net book value at 1 August 2005	40.8	57.4	31.7	129.9

3. Interim periods to 31 January 2006 and 3 February 2007

The Company published interim financial statements on 5 April 2007. The proposed disposal of the Aerospace operations (and Times Microwave Systems, Inc) was announced on 15 January 2007, following which their activities were designated as 'discontinuing operations' within the terms of IFRS 5. The following tables summarise the sales and profits of the continuing activities of Smiths Group for the period ended 3 February 2007:

£m	*Period to 3 February 2007*	*Period to 31 January 2006*
Revenue:		
Detection	182.0	171.2
Medical	347.0	355.0
Specialty Engineering:		
John Crane	251.9	244.9
Specialty – other	240.3	236.0
	1,021.2	1,007.1
Profit:		
Detection	27.3	23.5
Medical	60.4	59.4
Specialty Engineering:		
John Crane	31.2	26.7
Specialty – other	29.3	29.0
Headline operating profit	148.2	138.6
Exceptional operating items	8.1	3.8
Amortisation of acquired intangible assets	(7.0)	(6.1)
Financing (losses)/gains	0.1	–
Operating profit	149.4	136.3
Net finance costs	(12.4)	(12.2)
Share of post-tax (loss) of associates	(0.7)	0.1
Profit before taxation	136.3	124.2

Sales in 2007 increased 1 per cent. over the £1,007 million achieved in 2006, despite an 8 per cent. weakening of the average US$ exchange rate. Detection sales rose by 6 per cent.; John Crane by 3 per cent. and Specialty – other by 2 per cent.; Medical sales were 2 per cent. lower.

Headline operating profit in 2007 increased 7 per cent. over the £138.6 million achieved in 2006. The increase in this measure by division is Detection 16 per cent.; Medical 2 per cent.; John Crane 17 per cent. and Specialty – other 1 per cent.

Exceptional operating items rose by only £4 million but there were significant changes in composition:

£m	*Period to 3 February 2007*	*Period to 31 January 2006*
Integration of Medex	(5.0)	(2.7)
Profit on disposal of businesses	14.5	6.5
Commutation of insurance policies	42.9	–
Provision for litigation	(44.3)	–
	8.1	3.8

John Crane, Inc ("John Crane") is one of many defendants in litigation relating to products previously manufactured which contained asbestos. Until recently, the awards, the related interest and all material defence costs were met directly by insurers. During the period, John Crane secured the commutation of certain insurance policies in respect of product liability and accounted for the proceeds as other operating income of £42.9 million. While substantial insurance remains in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. In the period to 3 February 2007, John Crane established a provision to meet such costs amounting to £44.3 million.

The provision is based on assessment of the probable costs of defending known and expected future cases to the extent that such costs can be reliably estimated. At present, the provision equates to approximately four years of gross spend in respect of defence costs, assuming an annual level of spend of some £12 million. Although it is anticipated that asbestos-related claims may need to be defended for a longer period, the Directors have concluded at this point that no reliable estimate of the future exposure can be quantified beyond a four year period. The provision established is a discounted pre-tax provision and is equivalent to an expected expenditure of £50 million in future cash flows; the discount rate used is 5.1 per cent., being the risk free rate faced on US debt instruments. The discount of £6 million will unwind through the income statement in future years.

No account has yet been taken of recoveries from insurers as these recoveries are not, at present, sufficiently certain. Any such recoveries will be credited to the income statement in the period in which they are received.

The recognition of the above provision is part of an ongoing assessment of John Crane's asbestos exposures, and the methodologies and calculations set out above will be reconsidered regularly to ensure that they remain appropriate. There may, therefore, be changes in the level of provision recognised as more information about the exposures is received, or as future events occur.

The following table summarises the sales and profits of the discontinuing activities of Smiths Group for the period ended 3 February 2007:

£m	*Period to 3 February 2007*	*Period to 31 January 2006*
Revenue	614.1	582.4
Operating Profit	77.9	54.3
Finance Costs/Gains	(18.5)	0.5
Profit before taxation	59.4	54.8

Revenue in 2007 increased 5 per cent. over the £582 million, achieved in 2006; pre-tax profit in 2007 increased by 8.4 per cent. over the £54.8 million achieved in 2006. In both cases these achievements were despite an 8 per cent. weakening of the average US$ exchange rate. The increase in finance costs is a result of reflecting derivative contracts in respect of the discontinuing activities at their market value at period end.

4. Capital resources

The Group is funded by a mixture of debt and equity capital. No significant additional equity finance was raised in the period to 5 August 2006 nor in the interim period to 3 February 2007. Net debt reduced by £7 million in the period to 5 August 2006 and increased by £12 million in the interim period to 3 February 2007.

Smiths places considerable emphasis on cash generation, with the objective of providing resources for the growth of the business both organically and by acquisition. In 2006 the Company achieved significant organic growth in addition to acquisitive growth. Smiths measures operating cash-flow as a ratio to headline operating profit, with a target of at least 75 per cent. depending on the level of investment in capitalised development costs. For this purpose, operating cash-flow is measured before

the cash impact of exceptional items and special pension payments and after expenditure on property, equipment, software and development costs. The operating cash-flow on this basis was £420 million, representing 81 per cent. of headline operating profit; greater than the £259 million reported in 2005, representing 62 per cent. The increase reflects the timing of payments on major defence programmes, as well as organic business growth and improvements in managing working capital. On a statutory basis, net cash inflow from operations was £389 million in 2006 (2005: £319 million). Cash expenditure on exceptional items was £17 million, compared with £10 million in 2005.

In the period to 5 August 2006 the Company made a special £61 million contribution to facilitate UK pension scheme mergers involving under-funded schemes. Free cash-flow (after interest and tax but before acquisitions and dividends) was £170 million in 2006, compared with £147 million in 2005. The higher free cash-flow reflects the improved operating cash-flow referred to above, offset by higher tax and interest payments than in 2005. It is also stated after the special pension contribution of £61 million. Dividends paid in 2006 amounted to £167 million, compared with £154 million in 2005. Acquisitions and disposals resulted in a net expenditure of £46 million in 2006, compared with £410 million in 2005.

The Group aims to ensure a robust and prudent financial profile while driving value throughout the Company to attain the business's full potential. With this goal in mind, the Group aims to reduce the cost of capital by optimising financial liabilities with the support of world class banks.

The Group applies centralised treasury management over its financial risks, operating within a strong control environment. Financial instruments are used to raise money for its operations and to manage the related financial risks. The Group neither speculates nor trades in derivative financial instruments and all financial instruments are properly recognised on the balance sheet. The Board has approved a treasury policy, which governs the financial risk profile, and a treasury compliance report is presented annually to the Audit Committee.

The objectives of the treasury function are explained in further detail below:

1. To deliver the liquidity requirements of the businesses cost-effectively. The Company aims to minimise the level of surplus cash but, where surpluses arise, tight controls apply to ensure that they are securely placed with highly-rated counterparties and are available for redeployment at short notice. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities. In addition, the Group has extensive local and cross-border cash pooling arrangements, and arm's length inter-company lending through financial centres, to optimise the global deployment of funds across its businesses in a tax-efficient manner.

2. To manage the central funding demands and provide a low cost of debt. The Company's funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. Through the use of interest rate swaps, Smiths maintains a broadly even mix of fixed and floating rate debt. At 5 August 2006, credit ratings were A-/A3 with Standard & Poor's and Moody's respectively, reflecting the Company's strong financial profile and business outlook. The key financial measures that the ratings agencies consider are interest cover, standing at 9.6 times headline operating profit at 5 August 2006, and the proportion of operating cash-flow to total debt, which under IFRS stood at 40 per cent. at August 2006. Following the announcement of the proposed sale of Aerospace, the credit ratings were reduced to BBB+ and Baa2.

3. To develop and maintain strong and stable banking relationships and services. Smiths has a core and stable group of eleven leading global banks and financial institutions that competitively tender for treasury business. Credit exposures to any one bank are carefully controlled. All business transacted with the banks is on consistent terms and is fairly allocated.

4. To provide reasonable protection from the effect of foreign currency volatility. Material cross-border sales or purchase contracts in foreign currencies are hedged at their inception by appropriate derivative financial instruments, principally forward foreign exchange contracts

and swaps, with the Company's core banks as counterparties. Whilst the trends of foreign currency movements cannot be eliminated, this hedging programme reduces volatility, protecting cash-flow and margins. Smiths has adopted hedge accounting for the majority of the Company's business at its larger sites, thereby mitigating the impact of transactional exposures in the Income Statement. Smiths protects its reserves from foreign currency fluctuations by ensuring that at least 75 per cent. of the total net overseas operational assets are offset either by borrowings in the respective currency or by currency swaps. This excludes goodwill which is only partly hedged. Overseas earnings are translated at average currency rates for the year, which smoothes the effect of currency volatility. The Company's strategy is to continue to take a risk-averse approach to managing and controlling financial risks, be it hedging currency and interest rate risk, liquidity or management of refinancing risk. In order to provide adequate liquidity committed unused credit facilities of at least £100 million are maintained at all times.

At 5 August 2006 liquidity was provided by undrawn revolving credit facilities as follows:

£m	*5 August 2006*	*31 July 2005*
Expiring within one year	90.0	40.0
Expiring after two years	305.0	244.2
	395.0	284.2

Since 5 August 2006, a further committed facility available for 2 years from 26 January 2007 was agreed in the sum of £200 million. At 3 February 2007 undrawn committed facilities amounted to £686 million.

The following table analyses the Group's total borrowing under IFRS, after currency and interest rate swaps:

£m	*3 February 2007*	*5 August 2006*	*31 July 2005*
Short-term borrowings			
Bank loans and overdrafts	305.6	174.1	49.7
Other loans	3.1	3.6	4.3
	308.7	177.7	54.0
Long-term borrowings			
One to two years	0.3	0.5	0.3
Two to five years	614.2	575.6	636.1
After five years	285.9	290.0	301.3
	900.4	866.1	937.7
Accrued interest	19.6	7.3	
Fair value of swapped debt	(2.8)	(3.8)	
Total borrowings	1,225.9	1,047.3	991.7

Group borrowings are restricted by certain covenants with the lenders, principally relating to interest coverage and leverage, and by the Memorandum and Articles of Association which limits the power to borrow money to 2.5 times adjusted total equity.

5. Capitalisation and indebtedness

The following table sets out the capitalisation of the Group as at 3 February 2007:

	Total *£m*
Capitalisation (note 1)	
– Share capital	143.3
– Share premium	265.6
– Other reserves	276.6
Total capitalisation at 3 February 2007	685.5

Note:

1 Total capitalisation does not include the profit and loss reserve. There has been no material change in shareholders' total capitalisation since 3 February 2007.

The following table sets out the gross indebtedness of the Group as at 31 March 2007:

	Total *£m*
Current debt	
– Guaranteed	–
– Secured	0.5
– Unguaranteed/unsecured (note 2)	311.0
Total current debt	311.5
Non-current debt (excluding current portion of long-term debt)	
– Guaranteed	586.1
– Secured	12.3
– Unguaranteed/unsecured	366.1
Total non-current debt	964.5
Total indebtedness as at 31 March 2007	1,276.0

Notes:

1 Total indebtedness of the Group as at 31 March 2007 comprised:

	Total *£m*
Continuing operations	£882.3
Disposal Group – Aerospace	£393.7
	£1,276.0

2 Cash and overdraft balances within cash pooling systems are reported gross. The grossed up overdraft balances as at 31 March 2007 amounted to £213.4 million.

3 The Company has guaranteed the $250 million 5.4 per cent. Senior Notes 2013 privately placed by a subsidiary and the £660 million revolving credit facility used by a subsidiary.

The following table sets out the net financial indebtedness of the Group as at 31 March 2007:

	Total
	£m
Cash (note 2)	234.8
Short term deposits	16.5
Liquidity	251.3
Current bank debt (note 2)	305.4
Other current financial debt	6.1
Current financial debt	311.5
Net current financial indebtedness	60.2
Non-current bank loans	540.1
Bonds issued	423.5
Other non-current loans	0.9
Non-current financial indebtedness	964.5
Net financial indebtedness	1,024.7

Notes:

1 Total net financial indebtedness of the Group as at 31 March 2007 comprised:

	Total
	£m
Continuing operations	£845.3
Disposal Group – Aerospace	£179.4
	£1,024.7

2 Cash and overdraft balances within cash pooling systems are reported gross. The gross up reported above amounted at 31 March 2007 to £213.4 million.

3 The Company has guaranteed the US$250 million 5.4 per cent. Senior Notes 2013 privately placed by a subsidiary and the £660 million revolving credit facility used by a subsidiary.

4 Other contingencies and guarantees of the Group as at 31 March 2007 amounted to £200.8 million, as detailed below:

(a) The Company has arranged letter of credit facilities to support the Group's pension plans. The current outstanding amount is £135.5 million.

(b) Other contingent liabilities of the Group with an aggregate value of £65.3 million are not expected to give rise to a material loss.

6. Trend information

The Group's interim results for the period ended 3 February 2007 showed increased sales of £1,021 million compared with £1,007 million in the comparative period to 31 January 2006. Although demand for the Group's products does not tend to be seasonal, the Group deals with a number of governmental organisations whose patterns of demand may be affected by budgetary periods which do not coincide with those of the Group. As a result of these, the Group would usually expect total revenue for the second half of the financial year to be higher than the first half. Reported results incorporate results from overseas territories which are translated into sterling; the current trend for the US$ compared with £ sterling is likely to affect the reported results for the current year.

PART IV

SELECTED FINANCIAL INFORMATION

The audited historical financial information of the Group covering the latest three financial years ended 31 July 2004, 31 July 2005 and 5 August 2006 is incorporated into this document by reference to pages 17 to 43 of the Company's audited Directors' Report and Financial Statements 2004, pages 59 to 83 of the Company's Annual Report and Accounts 2005 and pages 50 to 96 of the Company's audited Annual Report and Accounts 2006.

PricewaterhouseCoopers LLP, a member firm of the Institute of Chartered Accountants in England and Wales, has audited the accounts of the Company for each of the three financial periods ended 31 July 2004, 31 July 2005 and 5 August 2006 and has issued audit reports in respect of each such accounts. Such reports are hereby incorporated by reference into this document by reference to page 16 of the Company's audited Directors' Report and Financial Statements 2004, page 58 of the Company's Annual Report and Accounts 2005 and page 49 of the Company's Annual Report and Accounts 2006.

The unaudited historical financial information of the Group covering the six months to 31 January 2006 (being the financial statements at pages 8 to 11 and the notes to the accounts at pages 12 to 20 of the Company's unaudited Interim Report 2006 and the auditors review in respect of it at page 21) and the six months to 3 February 2007 (being the financial statements at pages 8 to 11 and the notes to the accounts at pages 12 to 20 of the Company's unaudited Interim Report 2007 and the auditors review in respect of it at page 7) is incorporated into this document by reference.

The information has been made public and can be accessed by visiting the Company's website at www.smiths.com.

PRO FORMA FINANCIAL INFORMATION

Set out below is an unaudited pro forma statement of net assets of the Smiths Group illustrating the effect of the sale of Smiths Aerospace and the Return of Cash.

The unaudited pro forma statement of net assets is based on the unaudited consolidated balance sheet of Smiths as at 3 February 2007 adjusted as described in the notes below. The unaudited pro forma statement of net assets has been prepared to illustrate how the sale of Smiths Aerospace and the Return of Cash might have affected the net assets of the Smiths Group had they been effected as at 3 February 2007. The unaudited pro forma statement is for illustrative purposes only and, because of its nature, the unaudited pro forma statement addresses a hypothetical situation and does not, therefore, represent the Smiths Group's actual financial position or results. If the sale and return of cash had occurred at the beginning of the last financial period (6 August 2006), the impact on earnings would have been to decrease profit on ordinary activities before interest and finance charges. The unaudited pro forma statement has been prepared on the basis set out in the notes below and in accordance with Annex II of the Prospectus Rules.

		Pro forma adjustments			
	Smiths Group 3 February 2007 Unaudited (Note 1)	*Sale of Smiths Aerospace Unaudited (Note 2)*	*Sale Adjustment Unaudited (Notes 3 and 4)*	*Return of Cash Adjustment Unaudited (Note 5)*	*Pro forma net assets of the Smiths Group Unaudited*
	£m	*£m*	*£m*	*£m*	*£m*
Non-current assets					
Intangible assets	1,018.9	–	–	–	1,018.9
Property, plant and equipment	289.2	–	–	–	289.2
Investment accounted for using the equity method	12.8	–	–	–	12.8
Financial assets – other investments	0.7	–	–	–	0.7
Retirement benefit assets	179.2	–	–	–	179.2
Deferred tax assets	94.8	–	–	–	94.8
Trade and other receivables	10.1	–	–	–	10.1
Financial derivatives	0.1	–	–	–	0.1
	1,605.8	–	–	–	1,605.8
Current assets					
Inventories	319.8	–	–	–	319.8
Trade and other receivables	465.4	–	–	–	465.4
Financial derivatives	16.4	–	–	–	16.4
Cash and cash equivalents	274.1	–	2,485.4	(2,108.1)	651.4
	1,075.7	–	2,485.4	(2,108.1)	1,453.0
Assets classified as held for sale and included in disposal groups	1,316.6	(1,316.6)	–	–	–
Total assets	3,998.1	(1,316.6)	2,485.4	(2,108.1)	3,058.8

	Smiths Group 3 February 2007 Unaudited (Note 1) £m	Pro forma adjustments: Sale of Smiths Aerospace Unaudited (Note 2) £m	Sale Adjustment Unaudited (Notes 3 and 4) £m	Return of Cash Adjustment Unaudited (Note 5) £m	Pro forma net assets of the Smiths Group Unaudited £m
Non-current liabilities					
Financial liabilities					
– borrowings	(897.6)	–	–	–	(897.6)
– financial derivatives	(3.3)	–	–	–	(3.3)
Provisions for liabilities and charges	(57.2)	–	–	–	(57.2)
Retirement benefit obligations	(173.1)	–	–	–	(173.1)
Deferred tax liabilities	(48.7)	–	–	–	(48.7)
Trade and other payables	(34.1)	–	–	–	(34.1)
	(1,214.0)	–	–	–	(1,214.0)
Current liabilities					
Financial liabilities					
– borrowings	(328.3)	–	–	–	(328.3)
– financial derivatives	(12.3)	–	–	–	(12.3)
Provisions for liabilities and charges	(60.1)	–	–	–	(60.1)
Trade and other payables	(385.5)	–	–	–	(385.5)
Current tax payable	(130.9)	–	–	–	(130.9)
	(917.1)	–	–	–	(917.1)
Liabilities included within disposal groups	(449.3)	449.3	–	–	–
Total liabilities	(2,580.4)	449.3	–	–	(2,131.1)
Net assets	1,417.7	(867.3)	2,485.4	(2,108.1)	927.7

Notes

1 The net assets of Smiths as at 3 February 2007 have been extracted without material adjustment from the unaudited Interim Report and Accounts 2007 of the Smiths Group for the period then ended.

2 The net assets of Smiths Aerospace as at 3 February 2007 have been extracted without material adjustment from the unaudited Interim Report and Accounts 2007 of the Smiths Group for the period then ended.

3 The Sale adjustment comprises an adjustment to cash of £2,485.4 million, being the proceeds of £2,585.4 million, less estimated costs of £100 million relating to the sale and return of cash.

4 The Return of Cash adjustment comprises the return of 365p per share on 577,571,145 shares in issue as at 13 June 2007, (being the latest practicable date before publication of this document).

5 No account has been taken of the trading results or transactions of the Smiths Group or Smiths Aerospace for the period since 3 February 2007.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Smiths Group plc
765 Finchley Road
London
NW11 8DS

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ

(JPMorgan Cazenove Limited and Credit Suisse Securities (Europe) Limited, each a Sponsor and together, the Joint Sponsors)

14 June 2007

Dear Sirs

Smiths Group plc (the "Company")

We report on the unaudited pro forma net assets statement (the "**Pro forma net assets statement**") set out in Part V of the Company's prospectus dated 14 June 2007 (the "**Prospectus**") which has been prepared on the basis described, for illustrative purposes only, to provide information about how the sale of Smiths Aerospace and the Return of Cash (as defined in the Prospectus) might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing its consolidated financial statements for the interim period ended 3 February 2007. This report is required by item 7 of Annex II to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma net assets statement in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation, as to the proper compilation of the Pro forma net assets statement and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma net assets statement, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the

extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma net assets statement with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma net assets statement has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the pro forma net assets statement has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART VI

INFORMATION RELATING TO THE RETURN OF CASH

1. Background to the Return of Cash

On 15 January 2007, the Board announced that it had signed an agreement for the sale of Smiths Aerospace to GE Aviation UK for a total cash consideration of US$4.8 billion and that, following completion of the sale, the Board proposed to return £2.1 billion to Shareholders. On 4 May 2007, your Board announced that it had completed the sale of Smiths Aerospace to GE Aviation UK. Smiths received in total approximately US$5.1 billion on completion, the excess over US$4.8 billion representing the net indebtedness owing by Smiths Aerospace at completion and the net effect of certain adjustments to the consideration under the terms of the sale agreement.

The Return of Cash is being made using a B share scheme, giving Shareholders (other than those in the Restricted Territories) a choice as to the form in which they receive their proceeds from the return and the timing of such return.

The Return of Cash is equivalent to approximately 33.4 per cent. of the market capitalisation of Smiths as at 14 May 2007 and the effect of the related Share Capital Consolidation will be to reduce the number of Ordinary Shares in issue by an equivalent percentage.

2. Information concerning the B Shares

A description of the B Shares and the Deferred Shares, created pursuant to the Act, is incorporated into this document by reference to pages 21 to 28 of the Circular to Shareholders. This information has been made public and can be accessed by visiting the Company's website at www.smiths.com.

3. Terms and conditions of the Return of Cash

The terms and conditions of the Return of Cash are incorporated into this document by reference to Parts 5 and 6 on pages 21 to 28 of the Circular to Shareholders. This information has been made public and can be accessed by visiting the Company's website at www.smiths.com.

4. Admission to trading and dealing arrangements

At the Extraordinary General Meeting, Shareholders duly passed each resolution proposed and so the Return of Cash is conditional only on Admission becoming effective. If this condition is not satisfied by 8.00 a.m. (London time) on 18 June 2007, or such later time and/or date as the Directors may determine, no New Ordinary Shares or B Shares will be created and the Return of Cash will not take effect.

Application has been made for Admission of the B Shares, with dealings expected to commence on 18 June 2007. The Company has applied for the B Shares to be admitted to CREST with effect from Admission becoming effective so that general market transactions in the B Shares may be settled within the CREST system. In order to facilitate the B Share Alternative elections, the B Shares will for the purposes of settlement in CREST only, be designated as "interim B Shares" under the ISIN GB00B1WY2221 for the period from Admission (expected to be on 18 June 2007) until the Single B Share Dividend/Initial Purchase Offer is made (expected to be on 25 June 2007). During this period CREST holders will have their accounts credited with "interim B Shares" to allow them to elect electronically through the CREST system.

Accordingly, on 25 June 2007 those CREST holders who have elected to retain all or some of their B Shares will have their CREST accounts credited with the "B Shares" under the new ISIN GB00B1WY1Z87.

The B Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post.

5. Expenses of the issue of the B Shares

The expenses relating to the issue of the B Shares, including the FSA listing fee, professional fees and expenses and the costs of printing documents, are estimated to amount to approximately £2.5 million (including VAT) and are payable by the Company.

PART VII

ADDITIONAL INFORMATION

1. Incorporation and registered office

1.1 The Company was incorporated and registered in England and Wales under the name S. Smith & Sons (Motor Accessories) Limited on 15 July 1914 under the Companies Acts 1908 and 1913 with registered number 137013. On 2 May 1944, the name of the Company was changed to S Smith & Sons (England) Limited; on 31 December 1965, it was changed to Smiths Industries Limited; on 2 July 1981, it was changed to Smiths Industries Public Limited Company following re-registration under the Companies Acts 1948 to 1980; and on 30 November 2000, the name of the Company was changed to Smiths Group plc.

1.2 The registered office of the Company is at 765 Finchley Road, London NW11 8DS.

1.3 The principal legislation under which the Company operates, and under which the B Shares have been created, is the Companies Act.

2. Share capital

2.1 As at 13 June 2007 (being the latest practicable date before publication of this document) the authorised, issued and fully paid share capital of the Company was as follows:

Authorised			*Issued*	
Number	*Amount (£)*		*Number*	*Amount (£)*
800,000,000	200,000,000	Ordinary Shares of 25p each	577,571,145	144,392,786.25

2.2 In the three financial years ended 5 August 2006 and the six months to 3 February 2007, there were no changes to the authorised share capital. Over the same period, the only changes in the issued share capital were as a result of new shares being issued and allotted pursuant to the Smiths Group Share Option Schemes. The number of shares in issue at the end of each of the three financial years and at the six months ended 3 February 2007 were as follows:

	Issued ordinary shares of 25p	
Date	*Number*	*Amount (£)*
03 February 2007	573,512,144	£143,378,036
05 August 2006	567,328,353	£141,832,088
31 July 2005	563,561,555	£140,890,389
31 July 2004	561,367,099	£140,341,775

2.3 By a resolution of the Company passed on 11 June 2007, conditional on Admission becoming effective by not later than 8.00 a.m. on 18 June 2007, or such later time and/or date as the Directors may determine, the Shareholders resolved, amongst other things, that:

(a) the authorised share capital be increased from £200 million to £206 million by the creation of 600 million B Shares of one pence each;

(b) the Directors be authorised to capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account and to appropriate such sum to the members of the Company by paying up in full the B Shares and to allot and issue the B Shares credited as fully paid up to an aggregate nominal amount of £6 million to Shareholders on the basis of one B Share for each Existing Ordinary Share held on the Record Date, such authority to expire at the conclusion of the annual general meeting to be held in 2008 or on the date 15 months after the passing of the resolution, whichever is the earlier;

(c) each Existing Ordinary Share held on the Record Date be subdivided into two shares of 12.5 pence each and upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be consolidated into one New Ordinary Share; and

(d) following the capitalisation issue referred to in paragraph (b) above and the subdivision and consolidation referred to in paragraph (c) above, each authorised but unissued Existing Ordinary Share (up to such number as will result in the maximum whole number of New Ordinary Shares, and any balance remaining unconsolidated) be subdivided into two shares of 12.5 pence each and upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be consolidated into one New Ordinary Share.

2.4 As the Capital Reorganisation will result in a reduced number of New Ordinary Shares as compared to Existing Ordinary Shares, awards and options granted under the Smiths Group Share Schemes will represent a larger proportion of the issued share capital following the Return of Cash than they do currently. This is because participants in the Smiths Group Share Schemes will not be entitled to participate in the Return of Cash in respect of their awards and options, and so no adjustment will be made to such awards and options (other than matching shares awarded under the Smiths Group Co-Investment Plan in circumstances where the participant elects not to maintain his linked shareholding by reinvesting certain proceeds under the Return of Cash) as the Share Capital Consolidation will have the effect of maintaining the value of these awards and options, subject to normal market fluctuations. As at 13 June 2007 (being the latest practicable date prior to publication of this document) the total number of outstanding awards and options granted under the Smiths Group Share Schemes to acquire Ordinary Shares was 18.5 million, of which it was intended to satisfy the majority with newly issued Ordinary Shares. Although the Smiths Group Share Schemes impose limits on the maximum percentage of Smiths' share capital which may be issued under them, the Company will have sufficient headroom available under these limits after the Share Capital Consolidation to be able to continue its existing policies regarding satisfaction of options and awards with newly issued Ordinary Shares or Ordinary Shares held in the Company's employee benefit trust.

2.5 Save as disclosed above and in paragraph 9 below (Smiths Group Share Schemes):

(a) no share of the Company or any of its subsidiaries has within the period covered by the historical financial information referred to in this document (other than intra-group issues by wholly owned subsidiaries) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed; and

(b) no share of the Company or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

3. Memorandum and Articles of Association

3.1 *Memorandum of Association*

The Memorandum of Association of the Company provides that its principal objects are to carry on the business of a holding company and to control and co-ordinate the business of any companies and firms in which Smiths holds any interest. The objects of the Company are set out in full in clause 4 of its Memorandum of Association which is available for inspection as described in paragraph 21 of this Part VII.

3.2 *Articles of Association*

The Articles of Association of the Company (as adopted on 21 November 2006) include provisions to the following effect:

(a) *Rights attaching to ordinary shares*

(i) Voting rights of members – subject to disenfranchisement in the event of (A) non-payment of any call or other sum due and payable in respect of any share or (B) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares and subject to any special rights or restrictions as to voting for the time being attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member, has one vote and on a poll every member present in person or by

proxy has one vote for every share of which he is a holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(ii) Dividends – subject to the rights attached to any shares issued on any special terms and conditions, dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls should be treated for these purposes as paid up on the share.

(iii) Return of capital – the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by statute (A) divide among the members *in specie* the whole or any part of the assets of the Company; or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of members as the liquidator shall think fit, but no member shall be compelled to accept any assets upon which there is any liability.

(iv) Capitalisation of reserves – the board may, with the authority of an ordinary resolution of the Company (A) resolve to capitalise any sum standing to the credit of any reserve account of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and (B) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in the Company held by them respectively, or otherwise deal with such sum as directed by the resolution provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued shares to be allotted credited as fully paid up.

(b) *Transfer of shares*

A member may transfer all or any of his shares in any manner which is permitted by any applicable statutory provision and is approved by the board. The Company shall maintain a record of uncertificated shares in accordance with the relevant statutory provisions.

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in such other form as the Board may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason for it, refuse to register any transfer of any certificated share which is not fully paid up (but not so as to prevent dealings in listed shares from taking place on an open and proper basis) and on which the Company has a lien as a result of such share not being fully paid up. The Board may also refuse to register any instrument of transfer of a certificated share unless it is lodged at the registered office, or such other place as the Board may decide, for registration, accompanied by the share certificate for the shares to be transferred (except where the shares are registered in the name of a market nominee and no certificate has been issued for them) and such other evidence as the Board may reasonably require to prove title of the intending transferor and it is in the respect of the class of shares. If the Board refuses to register a transfer of a certificated share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal. Unless otherwise agreed by the Board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

(c) *Changes in capital*

The Company may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount;

(iii) sub-divide all or part of its share capital into shares of a smaller amount; and

(iv) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may by special resolution:

(v) purchase its own shares including any redeemable shares; and

(vi) reduce its share capital and any capital redemption reserve or share premium account.

(d) *Authority to allot securities and disapplication of pre-emption rights*

The Company may from time to time pass an ordinary resolution authorising, in accordance with section 80 of the Act, the Board to exercise all the powers of the Company to allot relevant securities up to the nominal amount specified in the resolution. The authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed).

On the passing of a special resolution, the Board shall have power to allot equity securities for cash as if section 89(1) of the Act did not apply to the allotment but that power shall be limited (A) to the allotment of equity securities in connection with a rights issue; and (B) to the allotment (other than in connection with a rights issue) of equity securities (including any shares held by the Company as treasury shares pursuant to section 94(3A) of the Act) having a nominal amount not exceeding in aggregate the sum specified in the special resolution.

(e) *Variation of rights*

Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares may be varied, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

(f) *Disclosure of interests in shares*

If the holder of, or any person appearing to be interested in, any share has been given a notice requiring any of the information mentioned in Section 212 of the Act (**section 212 notice**) and, in respect of that share (a **default share**), has been in default for a period of 14 days after the section 212 notice has been given in supplying to the Company the information required by the section 212 notice, the following restrictions shall apply (A) if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting of the Company; or (B) if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares:

(i) to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(ii) to receive any dividend or other distribution; or

(iii) to transfer or agree to transfer any of those shares or any rights to them.

(g) *Uncertificated shares – general powers*

In relation to any uncertificated share, the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under any applicable statutory provision or the articles of association or otherwise in effecting any action. Any provision in the articles of association in relation to uncertificated shares which is inconsistent with any applicable statutory provision shall not apply. The Company may, by notice in writing to the holder of an uncertificated share, require the holder to change the form of that share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by the Company, the directors may determine that holdings of the same member in uncertificated form and in certificated form shall be treated as separate holdings.

(h) *Directors*

(i) The directors shall not, unless otherwise determined by an ordinary resolution of the Company, be less than five nor more than 15 in number.

(ii) A director need not be a member of the Company.

(iii) Section 293 of the Act applies to the Company and any director who is appointed or re-appointed a director after attaining the age of 70 years is subject to re-appointment at each subsequent annual general meeting.

(iv) At each annual general meeting a director shall retire from office if he has been appointed by the Board since the previous annual general meeting or it is the third annual general meeting following the annual general meeting at which he was appointed or re-appointed. A retiring director shall be eligible for re-appointment.

(v) The directors (other than any director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as directors such fees not exceeding in aggregate £750,000 per annum as the directors may from time to time determine or such larger sum as the Company may, by ordinary resolution, determine. Such fee shall be divided among them in such proportion and manner as they may agree, or failing agreement, equally.

(vi) The Board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company. Special remuneration may be payable to a director in addition to any remuneration payable under or pursuant to any articles.

(vii) The directors shall also be paid out of the funds of the Company all expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the Board, committee meetings and general meetings.

(viii) The Board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any subsidiary or associated company or the relatives or dependants of any such person. For that purpose the Board may procure the establishment and maintenance of, or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or pay any insurance premiums.

(ix) Subject to any applicable statutory provisions, a director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company, or as vendor, purchaser or otherwise. A director may hold and be remunerated in respect of any other office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office as director and he (or his firm) may also act in a professional capacity for the Company (except as auditor) and may be remunerated for it.

(x) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at a meeting of the directors.

(xi) A director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any company in which the Company is interested, those proposals may be divided and considered in relation to each director separately; and in such case each of the directors concerned (if not otherwise debarred from voting under the articles of association) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

(xii) A director shall not vote (or be counted in the quorum at a meeting) in respect of any contract in which he has an interest which (together with any interest of a connected person) is to his knowledge a material interest. Notwithstanding the above, a director shall be entitled to vote (and be counted in the quorum) on: (A) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company; (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security; (C) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter; (D) any contract concerning another company in which he and any connected person do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing one per cent. or more of the issued shares of any class of such company or of the voting rights of that company; (E) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (F) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

(i) *General meetings*

An annual general meeting shall be held in accordance with the Statutes at such place as may be determined by the Board. All other general meetings shall be extraordinary general meetings. Extraordinary general meetings shall be held whenever the Board thinks fit or on the requisition of shareholders in accordance with the Act.

An annual general meeting and any extraordinary general meetings at which it is proposed to pass a special resolution or (save as provided by the Act) a resolution of which special notice

has been given to the Company, shall be called by at least 21 days' written notice and any other extraordinary general meeting shall be called by at least 14 days' written notice, unless such shareholder meetings are called by shorter notice in accordance with the Act.

The requisite quorum for general meetings of the Company shall be three persons, whether present in person or by proxy, entitled to vote on the business to be transacted at the meeting.

(j) *Borrowing powers*

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of the Company or of any third party. The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash and/or cash deposited will not, without the previous sanction of the Company in general meeting, exceed an amount equal to two and a half times the adjusted total equity (as defined in the articles of association) or any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

To date no resolution of the type referred to in this paragraph has been passed.

(k) *Dividends*

(i) Declaration of dividends – the Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board.

(ii) Fixed and interim dividends – the board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

(iii) Calculation and currency of dividends – except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide (A) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated as paid up on the share; (B) all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and (C) dividends may be declared or paid in any currency and the board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

(iv) Dividends not to bear interest – no dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

(v) Calls or debts may be deducted from dividends – the board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on

or in respect of a share all such sums as may be due from him (either alone or jointly with another) to the Company on account of calls or otherwise in relation to shares of the Company.

(vi) Dividends *in specie* – with the authority of an ordinary resolution of the Company and on the recommendation of the board, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

(vii) Scrip dividends – the board may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive further ordinary shares by way of scrip dividend instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution.

(viii) Unclaimed dividends – any dividend unclaimed for a period of 12 years after having become due for payment shall be forfeited and cease to remain owing by the Company.

(l) *Forfeiture of shares*

If the whole or any part of any call or instalment remains unpaid on any share after the due date for payment, the Board may give a notice to the holder requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

If the requirements of a notice are not complied with, any share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the Board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

Every share which is forfeited or surrendered shall become the property of the Company and (subject to the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the board shall decide either to the person who was before the forfeiture the holder of the share or to any other person and whether with or without all or any part of the amount previously paid up on the share being credited as so paid up.

(m) *Indemnity of officers*

Except to the extent prohibited or restricted by the Statutes, but without prejudice to any indemnity to which a director or other officer may otherwise be entitled, every director or other officer (excluding an auditor) of the Company may be indemnified out of the assets of the Company against all liabilities incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

3.3 ***Proposed amendments***

By a resolution of the Company passed on 11 June 2007, conditional on Admission becoming effective by not later than 8.00 a.m. on 18 June 2007 or such later time and/or date as the Directors may determine, the Shareholders resolved to adopt new Articles of Association which incorporate the rights and restrictions of the B Shares and the Deferred Shares to be created pursuant to the Return of Cash (as set out on pages 21 to 28 of the Circular to Shareholders which is incorporated by reference herein). The information in the Circular referred to above has been made public and can be accessed by visiting the Company's website at www.smiths.com.

4. Mandatory takeover bids, squeeze-out and sell-out rules

Other than as provided by the City Code on Takeovers and Mergers and Chapter 3 of Part 28 of the Companies Act 2006 there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the Ordinary Shares. After 30 April 2008, the Company will have the power to purchase any outstanding B Shares or convert them into New Ordinary Shares.

5. Directors and Senior Management

5.1 Details of the Directors' relevant management expertise and experience are set out at page 31 of the Company's audited Annual Report and Accounts 2006, and incorporated by reference herein.

Since the publication of the Annual Report and Accounts 2006, Sir Julian Horn-Smith retired as a non-executive director on 21 November 2006, Sir Nigel Broomfield retired as a non- executive director on 31 March 2007 and John Ferrie resigned as a director on 4 May 2007. Stuart Chambers was appointed as a non-executive director on 27 November 2006 and Peter Loescher was appointed as a non-executive director with effect from 1 June 2007.

5.2 In addition to the Executive Directors, the current members of the Group's Senior Management are as follows:

Name	*Position*
Paul Cox	Group Managing Director, Specialty Engineering
Stephen Phipson	Group Managing Director, Detection
Srini Seshadri	Group Managing Director, Medical

5.3 Information about, and a description of the members of, the Company's audit, remuneration and nomination committees are set out on pages 38 and 39 of the Company's audited Annual Report and Accounts 2006, and are incorporated by reference herein.

An explanation of how the Company has complied with the Combined Code is described at page 36 of the Company's audited Annual Report and Accounts 2006 and is incorporated by reference herein.

5.4 The business address of each of the Directors and each member of Senior Management is 765 Finchley Road, London NW11 8DS.

5.5 In addition to their directorships of Group companies, the Directors and members of Senior Management hold, or have held within the past five years preceding the date of this document, the following external positions:

Name	*Current Directorships*	*Past Directorships*
Directors		
Donald Brydon	AXA Framlington Group Limited Everychild LME Holdings Limited Taylor Nelson Sofres Plc The London Metal Exchange Limited ifs School of Finance	Activiti Limited Allied Domecq First Pension Trust Limited Allied Domecq Plc Allied Domecq Second Pension Trust Limited Allied Domecq Supplemental Plan Trustee Company Limited Amersham Plc AXA Asset Management Limited AXA Investment Managers GS Limited AXA Investment Managers Limited AXA Investment Managers UK Holdings Limited AXA Multimanager Limited AXA Real Estate Investment Managers Limited AXA UK Plc Edinburgh UK Tracker Trust Plc

Name	*Current Directorships*	*Past Directorships*
Directors		
Donald Brydon (continued)		Parallel Ventures General Partner Limited Parallel Ventures Holdings Limited Scottish Power Plc The European Children's Trust
Keith Butler-Wheelhouse		J Sainsbury Plc
John Langston	–	–
David Lillycrop	Abingdon School Abingdon School Enterprises Limited	TI Pension Trustee Limited
David Challen	Anglo American Plc The Masterclass Media Foundation Tropical Health and Education Trust	Amersham Plc Citigroup Global Markets Limited Citibank International Plc Citigroup Global Markets U.K. Equity Limited
Stuart Chambers	N.W.B.L.T. Enterprises Limited North West Business Leadership Team Limited NSG UK Enterprises Limited Pilkington Group Limited	Associated British Ports Holdings Limited Construction Products Association
Peter Jackson	Brain Injury Rehabilitation Trust Hamilton Lodge Trust Limited Kingfisher Plc The Disabilities Trust	A.B.F. Holdings Limited A.B.F. Properties Limited A.B.F. (No.2) Limited A.B.F. Investments Plc A.B.F. Overseas Limited Associated British Foods Plc Atlantis Food Ingredients Limited British Sugar Allied Products Limited Chibnalls Holdings Limited Eastbow Securities Limited Food And Drink Federation (The) Germain's (U.K.) Limited Park North Investments Limited Parkstone Bakeries Limited Serpentine Securities Limited Trident Feeds Limited Wereham Gravel Company Limited (The) Weston Foods Limited World Sugar Research Organization
Peter Loescher	Glyndebourne Arts Trust	Amersham Plc
Sir Kevin Tebbit	Harringworth Consulting Limited	–

Name	Current Directorships	Past Directorships
Senior Management		
Paul Cox	–	–
Stephen Phipson	–	–
Srini Seshadri	–	–

5.6 None of the Directors or members of the Senior Management has any potential conflicts of interest between their duties to the Company and their private interests and/or their duties to third parties.

5.7 At the date of this document, none of the Directors or members of the Senior Management has at any time in the past five years preceding the date of this document:

(a) had any convictions in relation to fraudulent offences (whether spent or unspent); or

(b) been adjudged bankrupt or entered into an individual voluntary arrangement; or

(c) been a director of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors; or

(d) been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(e) had his assets form the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(f) been subject to any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or

(g) ever been disqualified by a court from acting as a director or other officer of a company or from acting in the management or conduct of the affairs of any company.

6. Directors' and Senior Management's interests in the Company

6.1 As at the close of business on 13 June 2007 (being the latest practicable date prior to the publication of this document), the interests of the Directors and Senior Management in the issued ordinary share capital of the Company (all of which are beneficial unless otherwise stated) as notified to the Company in accordance with Rule 3.1.2R of the Disclosure and Transparency Rules were as follows:

Name	*Number of Existing Ordinary Shares*	*Percentage of issued share capital*
Directors		
Donald Brydon	12,000	< 0.01%
Keith Butler-Wheelhouse	601,098	0.11%
John Langston	169,236	0.03%
David Lillycrop	120,935	0.02%
David Challen	2,000	< 0.01%
Stuart Chambers	2,000	< 0.01%
Peter Jackson	–	–
Peter Loescher	–	–
Sir Kevin Tebbit	–	–
Senior Management		
Paul Cox	10,318	<0.01%
Stephen Phipson	55,039	0.01%
Srini Seshadri	12,658	<0.01%

6.2 The interests of the Directors and Senior Management in the issued ordinary share capital of the Company together represent approximately 0.17 per cent. of the issued share capital of the Company as at 13 June 2007 (the latest practicable date prior to the publication of this document).

6.3 As at 13 June 2007 (being the latest practicable date prior to the publication of this document) the following options and conditional awards over Ordinary Shares have been granted to the Directors and Senior Management under the Smiths Group Share Schemes and plans described in paragraph 9, such options being exercisable at the price and by the expiry dates shown below:

Name	*Scheme*	*Number of Ordinary Shares under option and conditional share awards*	*Grant date*	*Exercise price*	*Expiry date*
Directors					
Keith Butler-Wheelhouse	The Smiths Industries 1995 Executive Share Option Scheme	86,849	09/04/02	806.00p	09/04/12
		86,848	09/04/02	806.00p	09/04/12
	The Smiths Group Performance Share Plan	100,746	07/12/04	n/a	07/12/07
		50,373	07/12/04	n/a	07/12/07
		86,548	07/10/05	n/a	20/10/08
		43,274	07/10/05	n/a	20/10/08
		93,698	29/09/06	n/a	25/10/09
		46,849	29/09/06	n/a	25/10/09
	The Smiths Group Co-Investment Plan	125,937	25/10/05	n/a	24/09/08
		75,213	02/02/07	n/a	30/09/09
	The Smiths Group Sharesave Scheme	2,964	08/05/03	554.00p	01//02/09
	The Smiths Industries Senior Executive Deferred Share Scheme	58,987	07/12/04	0.10p	07/11/11
John Langston	The Smiths Industries 1995 Executive Share Option Scheme	38,462	09/04/02	806.00p	09/04/12
		38,461	09/04/02	806.00p	09/04/12
	The Smiths Group Performance Share Plan	44,547	07/12/04	n/a	07/12/07
		22,274	07/12/04	n/a	07/12/07
		38,269	07/10/05	n/a	20/10/08
		19,135	07/10/05	n/a	20/10/08
		44,618	29/09/06	n/a	25/10/09
		22,309	29/09/06	n/a	25/10/09
	The Smiths Group Co-Investment Plan	51,680	25/10/05	n/a	24/09/08
		31,881	02/02/07	n/a	30/09/09
	The Smiths Group Sharesave Scheme	1,795	05/05/04	525.00p	01/02/08
		1,088	18/05/07	868.00p	01/02/11
	The Smiths Industries Senior Executive Deferred Share Scheme	17,922	07/12/04	0.10p	07/11/11
	The TI Group (1990) Executive Share Option Scheme	18,691	08/09/97	1,219.80p	08/09/07

Name	*Scheme*	*Number of Ordinary Shares under option and conditional share awards*	*Grant date*	*Exercise price*	*Expiry date*
Directors					
David Lillycrop	The Smiths Industries 1995 Executive	37,221	09/04/02	806.00p	09/04/12
	Share Option Scheme	37,220	09/04/02	806.00p	09/04/12
	The Smiths Group Performance	42,491	07/12/04	n/a	07/12/07
	Share Plan	21,246	07/12/04	n/a	07/12/07
		36,503	07/10/05	n/a	20/10/08
		18,252	07/10/05	n/a	20/10/08
		40,060	29/09/06	n/a	25/10/09
		20,030	29/09/06	n/a	25/10/09
	The Smiths Group Co-Investment Plan	45,362	25/10/05	n/a	24/09/08
		29,994	02/02/07	n/a	30/09/09
	The Smiths Group Sharesave Scheme	1,539	09/05/02	645.00p	01/02/08
		1,185	08/05/03	554.00p	01/02/09
		1,131	18/05/07	868.00p	01/02/13
	The Smiths Industries Senior Executive Deferred Share Scheme	21,750	07/12/04	0.10p	07/11/11
	The TI Group (1990) Executive Share	19,675	08/09/97	1,219.80p	08/09/07
	Option Scheme	23,364	13/03/98	1,026.67p	13/03/08
Senior Management					
Paul Cox	The Smiths Group Performance	10,377	07/12/04	n/a	07/12/07
	Share Plan	5,189	07/12/04	n/a	07/12/07
		9,837	07/10/05	n/a	07/10/08
		4,919	07/10/05	n/a	07/10/08
		30,675	29/09/06	n/a	25/10/09
		15,337	29/09/06	n/a	25/10/09
	The Smiths Group Co-Investment Plan	5,609	25/10/05	n/a	24/09/08
		5,544	02/02/07	n/a	30/09/09
	The Smiths Group Sharesave Scheme	1,088	18/05/07	868.00p	01/02/11
Stephen Phipson	The Smiths Group 1995 Executive Share Option Scheme	25,500	09/04/02	806.00p	09/04/12
	The Smiths Group Performance	31,989	07/12/04	n/a	07/12/07
	Share Plan	15,995	07/12/04	n/a	07/12/07
		30,149	07/10/05	n/a	07/10/08
		15,075	07/10/05	n/a	07/10/08
		35,917	29/09/06	n/a	25/10/09
		17,959	29/09/06	n/a	25/10/09
	The Smiths Group Co-Investment Plan	23,161	25/10/05	n/a	24/09/08
		9,121	02/02/07	n/a	30/09/09
	The Smiths Group Sharesave Scheme	538	12/05/05	704.00p	01/02/09
		703	11/05/06	798.00p	01/02/10
	The Smiths Industries Senior Executive Deferred Share Scheme	10,599	07/12/04	0.10p	07/11/11

Name	*Scheme*	*Number of Ordinary Shares under option and conditional share awards*	*Grant date*	*Exercise price*	*Expiry date*
Senior Management					
Srini Seshadri	The Smiths Group Performance	35,137	29/09/06	n/a	25/10/09
	Share Plan	17,568	29/09/06	n/a	25/10/09
	The Smiths Group Co-Investment Plan	21,598	02/02/07	n/a	30/09/09
	The Smiths Group Sharesave Scheme	1,886	18/05/07	868.00p	01/02/11

7. Remuneration and benefits of Directors and Senior Management

7.1 Details of the Directors' service contracts or letters of appointment are set out at pages 22 and 23 of the circular sent to Shareholders dated 30 January 2007 and are incorporated by reference herein.

7.2 The amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to each Director by the Company and its subsidiaries during the financial year ended 5 August 2006, is set out at pages 40 to 47 of the Company's audited Annual Report and Accounts 2006 and incorporated by reference herein.

7.3 The aggregate amount of remuneration paid (including any contingent or deferred compensation), and all benefits in kind granted to the Senior Management by the Company and its subsidiaries for services in all capacities for the financial year ended 5 August 2006 was £7,456,000.

7.4 There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the Directors or members of the Senior Management.

7.5 Other than as described in paragraphs 7.1 and 7.2 above, no benefit, payment or compensation of any kind is payable to any Director of the Company upon termination of his or her employment.

8. Employees

The table below sets out the average monthly number of people (full time equivalents) employed by the Group in the previous three financial years and the number of employees the Group employed at 3 February 2007:

	2007	*2006*	*2005*	*2004*
Continuing operations:				
Detection	1,944	1,909	1,906	1,651
Medical	8,024	7,413	6,041	5,299
Speciality Engineering – other	4,737	5,158	4,243	10,758
– John Crane Group	6,057	5,953	6,028	
Discontinued operations:				
Aerospace	11,200	10,891	10,291	9,021
	31,962	31,324	28,509	26,729

9. Smiths Group Share Schemes

The Group operates a number of employee share schemes and plans as incentive arrangements and to encourage employees to become shareholders in the Company. A brief summary of each of the Smiths Group Share Schemes, including general conditions, is set out below.

Further details of the Smiths Group Share Schemes are incorporated by reference herein and are set out in:

(i) for the Smiths Group Performance Share Plan and the Smiths Group Co-Investment Plan, the notice of annual general meeting dated 14 October 2004, pages 3 to 5;

(ii) for the Smiths Group Sharesave Scheme, the Listing Particulars of the Company dated 20 October 2000, pages 114 to 117 and 121, and the Annual Report and Accounts 2005, page 43;

(iii) for all other Smiths Group Share Schemes, the Listing Particulars of the Company dated 20 October 2000, pages 114 to 121; and

(iv) for general information on the Company's remuneration policy for executive directors and senior employees, pages 40 to 47 of the Annual Report and Accounts 2006.

9.1 *Smiths Group Sharesave Scheme (SAYE)*

The SAYE scheme is an HM Revenue & Customs-approved all-employee savings-related share option scheme which is open to all UK employees, including directors, with 12 months service or more. Participants enter into a contract to save a fixed amount per month of up to £250 in aggregate for three or five years and are granted an option over shares at a fixed option price, set at a discount of up to 20 per cent. to the market price at the date of invitation to participate. In the case of five-year savings contracts, participants can elect to delay maturity of the contract until its seventh anniversary. The number of shares comprising the option is determined by the monthly amount saved and the bonus paid on maturity of the savings contract. Options granted under the SAYE scheme are not subject to any performance conditions.

9.2 *Smiths Industries (1984) Executive Share Option Scheme (84 ESOS)*

No options have been granted under this scheme since 1994. This scheme expired on 8 April 2005 following the exercise of the last remaining option.

9.3 *Smiths Industries 1995 Executive Share Option Scheme (95 ESOS)*

The 95 ESOS replaced the 84 ESOS in 1995 and certain amendments were approved by shareholders in 2001. Options granted under the 95 ESOS can only be exercised after three years if a performance requirement, determined by the Remuneration Committee, has been met. Options granted under the 95 ESOS up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share. If the performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year. The performance requirement is that the growth in the Company's normalised earnings per share over the three/four/five financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3 per cent. per annum (for options up to one times base salary) and by 4 per cent. per annum (for the excess up to two times base salary). Executive directors received their final grants of options under the 95 ESOS in October 2003. From 2004 senior executives, including directors, have received awards under the PSP (see below). Grants under the 95 ESOS continue to be made to other executives.

9.4 *Smiths Industries Senior Executive Deferred Share Scheme (DSS)*

Under the DSS executive directors and senior employees were able to use their after tax bonus to purchase the Company's shares at the prevailing market price. At the end of a three year period, if the participant is still in office, he can exercise an option granted to him over matching shares, in respect of any shares retained for that period. The number of matching shares awarded was determined by the Committee at the end of the year in which the bonus was earned by reference to annual bonus, and other corporate financial criteria. The last grant under the DSS was made on 7 December 2004, in

respect of bonus earned in the year to 31 July 2004, and matched shares purchased in the market by the grantee on that day. The DSS has been replaced by the CIP (see below).

9.5 *Smiths Group Performance Share Plan (PSP)*

The PSP was introduced in 2004 and replaced the 95 ESOS for executive directors and senior executives. Conditional awards of up to 1.5 times salary (and exceptionally three times salary) can be granted annually. The awards will be released following the third anniversary of the date of grant to the extent the PSP's performance tests have been met. One-third of the award is subject to a total shareholder return ('TSR') target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three year performance period. 25 per cent. of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro-rata basis between median and 75th percentile. The remaining two-thirds of the award is subject to an earnings per share ('EPS') growth target (measured before exceptional items). Full vesting will occur if the compound annual growth in EPS is equivalent to 12 per cent. per annum. 25 per cent. vesting will occur if the compound annual growth in EPS is equivalent to 5 per cent. per annum, with vesting on a straight-line basis between 5 per cent. and 12 per cent.

9.6 *Smiths Group Co-Investment Plan (CIP)*

In October 2005 the CIP replaced the DSS. Under the CIP the executive directors and senior executives are able, if invited, to use their after tax bonus or 25 per cent. of their basic salary after tax, whichever is the greater, to invest in shares at the prevailing market price. At the end of a three year period, if the executive is still in office and provided the performance test is passed, he will be awarded matching shares in respect of any invested shares retained for that period. The number of matching shares to be awarded is determined by the Remuneration Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial criteria. The maximum award will not exceed the value, before tax, of the bonus or salary invested in shares by the executive. Vesting of matching shares will occur and the matching shares will be released at the end of the three year period if the Company's Return on Capital Employed ('RoCE') over the Performance Period exceeds the Company's weighted average cost of capital over the Performance Period by an average margin of at least 1 per cent. per annum.

9.7 *TI Group (1994) Savings Related Share Options Scheme (TI SAYE)*

The last invitation to participate in the TI SAYE Scheme, an HM Revenue & Customs-approved all-employee savings-related share option scheme, was issued in 2000 (prior to the Company's merger with TI Group plc). The extant options are held by employees of the former TI Group who elected to receive seven-year options in 1999 and 2000 and then elected to rollover into options over Smiths Shares. No performance conditions attach to this scheme.

9.8 *TI Group (1990) Executive Share Option Scheme (TI 90 ESOS)*

No options have been granted under this scheme since 1999 when it was replaced by the TI 99 ESOS (see below). Executives who held options at the time of the merger of TI Group with Smiths were able to exercise their options at the time or to roll them over into continuing options over an equivalent number of Smiths Group shares. The performance conditions attaching to this scheme were waived as a result of the change of control of TI Group.

9.9 *TI Group 1999 Executive Share Option Scheme (TI 99 ESOS)*

No options have been granted under this scheme since 2000 when TI Group was merged with Smiths. Executives who held options at the time of the merger were able to exercise their options at the time or to roll them over into continuing options over an equivalent number of Smiths Shares. The performance conditions attaching to this scheme were waived as a result of the change of control of TI Group.

10. Pension Schemes

Details of the total amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits are set out at pages 65 to 68 of the Company's audited Annual Report and Accounts 2006, and are incorporated by reference herein.

11. Major interests in shares

11.1 As at the close of business on 13 June 2007 (being the latest practicable date prior to the publication of this document), the total voting rights attributable to the issued ordinary share capital of the Company was 577,571,145 and the following persons have notified the Company in accordance with Rule 5 of the Disclosure and Transparency Rules that they hold three per cent. or more of the voting rights attributable to the issued ordinary share capital of the Company:

Name	*Number of Existing Ordinary Shares*	*Percentage of voting rights*
Franklin Resources, Inc.	33,426,838	5.8%
Newton Investment Management Ltd	28,610,089	5.0%
Barclays PLC	20,374,909	3.5%
Legal & General Group plc	19,713,681	3.4%
Cater Allen International Ltd	19,531,689	3.4%

11.2 Save as disclosed above, the Company is not aware of any person who is interested in three per cent. or more of the voting rights attributable to the issued ordinary share capital of the Company.

11.3 So far as the Company is aware, no person or persons, directly or indirectly, jointly or severally exercise or could exercise control over the Company.

11.4 There are no differences between the voting rights enjoyed by the shareholders described in paragraph 11.1 above and those enjoyed by any other holder of Ordinary Shares in the Company.

12. Significant subsidiary and associated undertakings

12.1 The Company is the holding company of the Group.

12.2 The significant subsidiary undertakings of the Company are as follows:

Name	*Business Activity*	*Percentage of share capital and voting rights held (%)*	*Country of incorporation*	*Class of shares*
Smiths Medical Group Limited	Holding	100	England & Wales	ordinary
Smiths Detection Group Limited	Holding	100	England & Wales	ordinary
Smiths Specialty Engineering Group Limited	Holding	100	England & Wales	ordinary
Smiths Group International Holdings Limited	Holding	100	England & Wales	ordinary
Smiths Group Holdings Netherlands BV	Holding	100	The Netherlands	ordinary
Smiths Detection – Watford Ltd	Business service provider	100	England & Wales	ordinary
Smiths Medical International Limited	Business service provider	100	England & Wales	ordinary

Name	*Business Activity*	*Percentage of share capital and voting rights held (%)*	*Country of incorporation*	*Class of shares*
John Crane UK Limited	Business service provider	100	England & Wales	ordinary
Smiths Medical Deutschland GmbH	Business service provider	100	Germany	ordinary
Hypertac GmbH	Business service provider	100	Germany	ordinary
Smiths Heimann GmbH	Business service provider	100	Germany	ordinary
Smiths Medical Japan Limited	Business service provider	100	Japan	common
Smiths Detection, Inc.	Business service provider	100	USA	common
Smiths Medical ASD, Inc.	Business service provider	100	USA	common
Smiths Medical MD, Inc.	Business service provider	100	USA	common
Smiths Medical PM, Inc.	Business service provider	100	USA	common
John Crane, Inc.	Business service provider	100	USA	common
Flexible Technologies, Inc.	Business service provider	100	USA	common
Tucto, Inc.	Business service provider	100	USA	common
Hypertronics Corporation	Business service provider	100	USA	common
PolyPhaser Corporation	Business service provider	100	USA	common
Sabritec, Inc.	Business service provider	100	USA	common
Transector Systems, Inc.	Business service provider	100	USA	common
Hypertac SA	Business service provider	100	France	ordinary

13. Property, plants and equipment

No single tangible fixed asset (including property, plant and equipment) accounts for more than 10 per cent. of the Group's net turnover or production.

14. Material contracts

No contracts have been entered into (other than the contracts entered into in the ordinary course of business) by any member of the Group, either (a) within the two years immediately preceding the date of this

document which are or may be material; or (b) which contain any provision under which any member of the Group has any obligations or entitlements which are or may be material to the Group as at the date of this document, save as disclosed below:

(a) The Company has a £660 million revolving credit facility available with a panel of 11 international banks comprising Barclays, HSBC, Lloyds TSB, JPMorgan Chase, Wachovia, Morgan Stanley, Citibank, BNP Paribas, Deutsche Bank, Credit Suisse and Bank of Tokyo Mitsubishi. This facility, under which Smiths Group International Holdings Limited is also a borrower, is used for general corporate purposes. The facility was signed on 27 June 2005 for a five year term with optional one year extensions on the first and second anniversaries of the signing. In June 2006 the facility was duly extended by one year to 27 June 2011. The facility allows the Company to borrow funds in agreed currencies for agreed periods of time at the appropriate Libor interest rate plus a margin of 0.2 per cent. All eleven banks are ranked pari-passu with Barclays Bank plc acting as facility agent.

(b) The Company has a £200 million multicurrency facility agreement provided by JPMorgan Chase and Barclays. The facility, under which Smiths Group International Holdings Limited is a borrower, is provided for working capital purposes. The facility was signed on 26 January 2007 for a two year term. The facility allows the Company to borrow funds in agreed currencies for agreed periods of time at the appropriate Libor interest rate plus a margin of 0.2 per cent. Both banks are ranked pari-passu with JP Morgan Europe Ltd acting as facility agent.

(c) The sale agreement dated 14 January 2007 relating to the sale of Smiths Aerospace, as described on pages 19 to 21 of the circular to Shareholders dated 30 January 2007 which is incorporated by reference herein.

(d) On 21 March 2007, Smiths Group International Holdings Ltd and GE Security, Inc entered into an agreement concerning the combination of their detection businesses, to be managed and controlled by Smiths. The formation agreement is subject to various conditions including anti-trust and regulatory approvals. It is also subject to the approval of shareholders of Smiths. In certain circumstances where this approval is not given, Smiths will be required to pay a break fee of £35 million. The formation agreement also contains certain warranties and indemnities in favour of the combined business. Subject to completion, the Smiths Group will own 64 per cent. of the combined business and GE 36 per cent.

(e) On 15 May 2007, the Company entered into a deed with JPMorgan Cazenove, pursuant to which JPMorgan Cazenove has agreed that if the Company serves upon JPMorgan Cazenove by no later than 6.00 p.m. on 22 June 2007 (or such later time and/or date as JPMorgan Cazenove and the Company may agree) a notice requiring JPMorgan Cazenove to make the Initial Purchase Offer it will, by means of an announcement on the Regulatory Information Service, make an offer to purchase the B Shares in respect of which elections have been made for the Initial Purchase Offer, in the manner and on the terms set out in the Circular to Shareholders and election form sent to Shareholders. The obligation of JPMorgan Cazenove to make the Initial Purchase Offer is conditional, *inter alia*, upon the satisfaction or waiver by JPMorgan Cazenove of a number of outstanding conditions including: compliance by the Company and the escrow agent with the terms of the escrow agreement referred to in paragraph (f) below; listing having occurred and the B Shares having been admitted to CREST; there being nothing that would make the purchase by the Company pursuant to the Put Option Agreement of the B Shares elected to the Initial Purchase Offer unlawful; and JPMorgan Cazenove not having exercised its right to terminate its obligations on the occurrence of certain events.

(f) On 15 May 2007, the Company also entered into an escrow agreement with, *inter alia*, JPMorgan Cazenove, pursuant to which the Company has agreed to transfer into an escrow account an amount of 365 pence for each B Share in respect of which an election for the Initial Purchase Offer has been validly made. The funds held in this account can be used to pay JPMorgan Cazenove if, as expected, JPMorgan Cazenove exercises its right to require the Company to purchase from it the B Shares acquired by JPMorgan Cazenove under the Initial Purchase Offer pursuant to the put option agreement referred to in paragraph (g) below. Any balance of the account will be returned to the Company

following such payment. The escrow agreement was amended on 13 June 2007 so as to permit the funds in the escrow account to be placed on deposit with the Royal Bank of Scotland plc.

(g) On 12 June 2007, the Company entered into a put option agreement with JPMorgan Cazenove pursuant to which the Company granted to JPMorgan Cazenove the right to require the Company to purchase the B Shares acquired by JPMorgan Cazenove under the Initial Purchase Offer (or any Final Purchase Offer which JPMorgan Cazenove may make). The amount payable by the Company to JPMorgan Cazenove upon exercise by JPMorgan Cazenove of its rights under the put option agreement in respect of the B Shares acquired pursuant to the Initial Purchase Offer (and any Final Purchase Offer, if made) will be 365 pence per B Share (plus an amount equal to the total stamp duty and stamp duty reserve tax, if any, paid by JPMorgan Cazenove in respect of such offer).

15. Related party transactions

The Company has not entered into any related party transactions since 1 August 2003.

16. Litigation

16.1 John Crane, Inc. (John Crane) a subsidiary of the Company, is one of the many co-defendants in numerous law suits pending in the US in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985. John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 145,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 144,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 63 cases, amounting to awards of some US$55.4 million over the 28 year period. While this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated, and the scale of future awards is accordingly unquantifiable. Until recently the awards, the related interest and all material costs of defending these claims were met directly by insurers. While substantial insurance will remain in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. Since the end of the last financial period John Crane has secured the commutation of certain insurance policies, resulting in proceeds of approximately £43 million, and made a provision to meet defence costs amounting to £44 million.

16.2 Except as disclosed above, no member of the Group is, nor has it been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Smiths is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Group.

17. Working capital

In the opinion of the Company, taking into account available bank and other facilities available to the Smiths Group, the Group has sufficient working capital for its present requirements, that is for at least the 12 months following the date of this document.

18. No significant change

Except for the completion of the sale of Smiths Aerospace on 4 May 2007, in respect of which further information can be found on pages 19 to 21 of the circular to Shareholders dated 30 January 2007, and the effect of which on the net assets of the Company is shown in the unaudited pro forma statement in Part V of this document, there has been no significant change in the financial or trading position of the Group since 3 February 2007, being the date to which the Company's unaudited Interim Report 2007 was prepared.

19. Withholding taxes

Payments of dividends on the B Shares may be made without withholding or deduction for or on account of UK tax.

20. Consents

20.1 JPMorgan Cazenove and Credit Suisse have each given and not withdrawn their respective written consents to the issue of this document with the references to their names in the form and context in which they appear.

20.2 PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its report set out in Part V in the form and context in which it appears.

21. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document to Admission at the Company's registered office at 765 Finchley Road, London NW11 8DS and at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AO:

(a) the existing Memorandum and Articles of Association of the Company and the Memorandum and Articles of Association adopted by the Company conditional only on Admission;

(b) the audited Report and Accounts of the Company for the three financial periods ended 31 July 2004, 31 July 2005 and 5 August 2006;

(c) the unaudited Interim Reports for the Company for the six months ended 31 January 2006 and 3 February 2007;

(d) the report from PricewaterhouseCoopers LLP regarding the pro forma statement set out in Part V;

(e) the material contracts referred to in paragraph 14 "Material contracts" in this Part VII;

(f) the consent letters referred to in paragraph 20 "Consents" in this Part VII;

(g) the circular to Shareholders dated 30 January 2007;

(h) the Circular to Shareholders; and

(i) this document.

Dated 14 June 2007

PART VIII

CHECKLIST OF DOCUMENTATION INCORPORATED BY REFERENCE

Information incorporated by reference	*Document reference*	*Page number in prospectus*
United Kingdom taxation in relation to the Return of Cash	Circular to Shareholders (pages 33 to 36)	Page 12
Details of adjustments involved in conversion to IXRS	Company's Annual Report and Accounts 2006 (pages 90 to 96)	Page 20
Audited historical financial information for the financial year ended 31 July 2004	Directors' Report and financial statement 2004 (pages 17 to 43)	Page 33
Audited historical financial information for the Group for the financial year ended 31 July 2005	Annual Report and Accounts 2005 (pages 50 to 83)	Page 33
Audited historical financial information for the Group for the financial year ended 5 August 2006	Annual Report and Accounts 2006 (pages 50 to 96)	Page 33
Accounts for Smiths audited by PricewaterhouseCoopers LLP for the financial year ended 31 July 2004	Directors' Report and Financial Statements 2004 (page 16)	Page 33
Accounts for Smiths audited by PricewaterhouseCoopers LLP for the financial year ended 31 July 2005	Annual Report and Accounts 2005 (page 58)	Page 33
Accounts for Smiths audited by PricewaterhouseCoopers LLP for the financial period ended 5 August 2006	Annual Report and Accounts 2006 (page 49)	Page 33
Unaudited historical financial information of the Group covering the six months to 31 January 2006	Interim Report 2006 (Financial Statements at pages 8 to 11, notes to the accounts at pages 12 to 20 and the auditors review at page 21)	Page 33
Unaudited historical financial information of the Group covering the six months to 3 February 2007	Interim Report 2007 (Financial Statements at pages 8 to 11, notes to the accounts at pages 12 to 20 and the auditors review at page 7)	Page 33
Information concerning the B shares and the Deferred shares	Circular to Shareholders (pages 21 to 28)	Page 38
Terms and conditions of the Return of Cash	Parts 6 and 7 of the Circular to Shareholders (pages 21 to 28)	Page 38
Summary of rights and restrictions attaching to the B shares and the Deferred shares	Circular to Shareholders (pages 21 to 28)	Page 38
Directors' relevant management expertise and experience	Annual Report and Accounts 2006 (page 39)	Page 48

Information incorporated by reference	*Document reference*	*Page number in prospectus*
Information about, and members of, the Company's audit, remuneration, nomination and corporate social responsibility committees	Annual Report and Accounts 2006 (pages 38 to 39)	Page 48
Company's compliance with the Combined Code	Annual Report and Accounts 2006 (page 36)	Page 48
Directors' service contracts or letters of appointment	Annual Report and Accounts 2006 (page 44)	Page 53
Details of Directors' remuneration and other benefits in kind for the financial year ended 5 August 2006	Annual Report and Accounts 2006 (pages 40 to 47)	Page 53
Details of the PSP and the CIP	Notice of annual general meeting dated 14 October 2004 (pages 3 to 5)	Page 54
Details of the SAYE scheme	the Listing Particulars of the Company dated 20 October 2000, pages 114 to 117 and 121 and the Annual Report and Accounts 2005 page 43	Page 54
Details of other Smiths Group Share Schemes	Listing Particulars of the Company dated 20 October 2000 (pages 114 to 121)	Page 54
General information on the Company's remuneration policy for executive directors and senior employees	Annual Report and Accounts 2006 (pages 40 to 47)	Page 54
Details of Company's pension schemes	Annual Report and Accounts 2006 (page 65 to 68)	Page 56

PART IX

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Admission"	the admission of the B Shares to the Daily Official List and to trading on the main market for listed securities of the London Stock Exchange and references to "Admission becoming effective" means it becoming effective in accordance with LR 3.2.7G of the Listing Rules and paragraph 2.1 of the Admission and Disclosure Standards published by the London Stock Exchange
"Articles of Association" or **"Articles"**	the articles of association of the Company
"B Share Alternatives"	the alternatives of the Single B Share Dividend, the Initial Purchase Offer or the Retention of B Shares
"B Share Continuing Dividend"	the non-cumulative preferential dividend payable in relation to each retained B Share at a rate of 75 per cent. of 12 month LIBOR on the amount of 365 pence per B Share
"B Shares"	non-cumulative preference shares of one pence each in the capital of the Company
"B Share Record Date"	4.30 p.m. on 21 June 2007 (or such other time or date as the Directors may determine)
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are open for general business in London
"Capital Reorganisation"	the reorganisation of the Company's share capital comprising the issue of B Shares and the Share Capital Consolidation
"Circular to Shareholders"	the circular to Shareholders, dated 16 May 2007, describing the Return of Cash by the Company and convening the EGM
"Combined Code"	the Combined Code on Corporate Governance dated July 2003 issued by the Financial Reporting Council
"Companies Act" or **"Act"**	the Companies Act 1985, as amended, to the extent still in force at the date of this document and/or the Companies Act 2006 to the extent in force at the date of this document, as the context requires
"Credit Suisse"	Credit Suisse Securities (Europe) Limited
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such regulations)
"Daily Official List"	the official list maintained by the UK Listing Authority for the purposes of Part VI of FSMA
"Deferred Shares"	the unlisted deferred shares, the rights and restrictions of which are set out in Part 6 of the Circular to Shareholders
"Directors" or **"Board"**	the directors of Smiths

"Disclosure and Transparency Rules"	the disclosure and transparency rules made by the Financial Services Authority in exercise of its function as competent authority pursuant to Part VI of FSMA
"Existing Ordinary Shares"	issued ordinary shares of 25 pence each in the capital of the Company existing prior to the Capital Reorganisation
"Extraordinary General Meeting" or **"EGM"**	the extraordinary general meeting of the Company held on 11 June 2007
"Final Purchase Offer"	an offer expected to be made by JPMorgan Cazenove, acting as principal, to purchase B Shares on or around 17 April 2008 (or such other date as the Directors may determine)
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000 and all regulations promulgated thereunder from time to time
"IFRS"	International Financial Reporting Standards as adopted by the European Union
"Initial Purchase Offer"	the initial offer by JPMorgan Cazenove, acting as principal, to purchase B Shares on 25 June 2007 (or such other date as the Directors may determine)
"ISIN"	International Security Identification Number
"JPMorgan Cazenove"	JPMorgan Cazenove Limited and its affiliates, as the context may require
"LIBOR"	the rate for 12 month deposits in pounds sterling which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11.00 a.m. (London time) on the first Business Day of each B Share Calculation Period
"Listing Rules"	the listing rules made by the FSA in exercise of its functions as competent authority pursuant to Part VI of FSMA
"London Stock Exchange"	London Stock Exchange plc
"Net Debt"	cash and borrowings before accrued interest and fair value of swapped debt
"New Ordinary Shares"	following the Capital Reorganisation, the new ordinary shares of 37.5 pence each in the capital of the Company
"Ordinary Shares" or **"Smiths Shares"**	Existing Ordinary Shares or New Ordinary Shares, as the context may require
"Proposals"	the proposed Return of Cash and related matters set out in the Circular to Shareholders
"Prospectus Rules"	the rules of the FSA in relation to offers of securities to the public and admission of securities to trading on a regulated market
"Purchase Offer"	the Initial Purchase Offer or a Final Purchase Offer, as the context may require

"Record Date"	5.00 p.m. on 15 June 2007 (or such other time or date as the Directors may determine)
"Restricted Territories"	the United States, Canada, Australia and New Zealand
"Retention of B Shares"	the retention of B Shares after 25 June 2007
"Return of Cash"	the transaction comprising the Capital Reorganisation and the B Share Alternatives
"Senior Management"	those members of the management bodies of the Company and its subsidiaries who are relevant to establishing that the Company has the appropriate expertise and experience for the management of its business for the purposes of item 14.1 of Annex I of the Prospectus Rules, being Paul Cox, Stephen Phipson and Srini Seshadri
"Share Capital Consolidation"	the consolidation and subdivision of the Existing Ordinary Shares in the manner set out in paragraphs (c) and (d) of resolution 1 in the notice convening the EGM set out at the end of the Circular to Shareholders
"Shareholders"	holders of Existing Ordinary Shares, New Ordinary Shares and/or B Shares, as the context may require
"Single B Share Dividend"	the non-cumulative, preferential dividend of 365 pence per B Share
"Smiths" or **"Company"**	Smiths Group plc
"Smiths Aerospace"	Smiths Aerospace Group Limited, a company incorporated in England and Wales with registered number 05138145, and whose registered office is at 765 Finchley Road, London NW11 8DS, including its subsidiary undertakings at 4 May 2007, Smiths' Canadian aerospace business and the benefit of certain contracts relating to Smiths' aerospace business
"Smiths Group" or **"Group"**	Smiths and its subsidiary undertakings as at the date of this document
"Smiths Group Share Schemes"	the Smiths Group Sharesave Scheme, the Smiths Industries 1995 Executive Share Option Scheme, the Smiths Industries Senior Executive Deferred Share Scheme, Smiths Group Performance Share Plan, the Smiths Group Co-Investment Plan, the TI Group (1994) Savings Related Share Options Scheme, the TI Group (1990) Executive Share Option Scheme and the TI Group 1999 Executive Share Option Scheme
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland
"US" or **"United States"**	the United States of America

DOCUMENTS FILED WITH COMPANIES HOUSE

24 MAY TO 20 JUNE 2007

Interim Accounts to 8 May 2007

Special Resolutions passed at EGM on 11 June 2007

SMITHS GROUP PLC

(REGISTRATION NO : 137013)

INTERIM ACCOUNTS

FOR THE 276 DAYS ENDED 8 MAY 2007

Directors' responsibility statement

Company law requires the directors of a public company to prepare interim financial statements where the company wishes to pay a dividend, but where the distribution would be found to contravene the distribution rules if reference were made only to the company's last annual accounts.

The interim accounts are in respect of the company only and are properly prepared except for matters which are not material for determining whether the distribution would contravene applicable law. In preparing the attached interim financial statements the directors have:

- selected suitable accounting policies and applied them consistently;
- made judgments and estimates that are reasonable and prudent;
- stated that applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepared the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Smiths Group plc
Profit and loss account

	Note	276 days ended 8 May 2007
		£m
Administrative expenses		**(43.7)**
Operating loss		**(43.7)**
Income from shares in subsidiary undertakings	2	**2,709.4**
Profit on ordinary activities before interest and taxation		**2,665.7**
Interest receivable		**57.7**
Interest payable		**(49.9)**
Other financing gains		**3.4**
Other finance income : retirement benefits		**15.7**
Finance income/(costs)	3	**26.9**
Profit before taxation		**2,692.6**
Taxation		**2.2**
Profit for the period		**2,694.8**

The result for the current period is wholly attributable to the continuing operations of the Company.

Statement of recognised gains and losses

	276 days ended 8 May 2007
	£m
Exchange gain	**16.1**
Actuarial gains on retirement benefit schemes	**34.1**
Taxation recognised on actuarial gains - deferred	**(8.0)**
Taxation recognised on other items taken directly to equity	**(2.4)**
Net income recognised directly in equity	**39.8**
Profit for the period	**2,694.8**
Total recognised gains and losses relating to the period	**2,734.6**

Smiths Group plc
Company balance sheet

	Note	8 May 2007 £m
Fixed assets		
Tangible assets	5	**17.4**
Investments and advances	6	**2,382.3**
		2,399.7
Current assets		
Debtors		
– amounts falling due within one year	7	**139.1**
– amounts falling due after more than one year	7	**11.5**
Cash at bank and on deposit		**2,502.2**
Financial derivatives		**8.0**
		2,660.8
Creditors: amounts falling due within one year	8	**(182.8)**
Net current assets/(liabilities)		**2,478.0**
Total assets less current liabilities		**4,877.7**
Creditors: amounts falling due after more than one year	8	**(299.8)**
Provisions for liabilities and charges	9	**(0.8)**
Financial derivatives		**(2.1)**
Net assets excluding pension liabilities		**4,575.0**
Retirement benefit liabilities	10	**(0.2)**
Net assets including pension liabilities		**4,574.8**
Capital and reserves		
Called up share capital	11	**143.5**
Share premium account	12	**268.9**
Own shares	12	**(7.0)**
Revaluation reserve	12	**0.5**
Merger reserve	12	**180.5**
Profit and loss account	12	**3,988.4**
Shareholders' equity	13	**4,574.8**

These accounts were approved on 12 June 2007 and were signed by:

John Langston
Financial Director

Accounting policies

Basis of preparation

These accounts have been properly prepared in accordance with the Companies Act 1985, and all applicable accounting standards in the United Kingdom (UK GAAP), subject only to matters which are not material for determining whether the proposed distribution is in accordance with applicable law.

The accounts have been prepared on a going concern basis and under the historical cost convention modified to include the revaluation of certain properties.

The Company has taken advantage of the exemption in 'FRS 8 Related Party Disclosures' not to disclose transactions with other members of the Smiths Group.

Foreign currencies

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the retranslation at year end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

Tangible fixed assets

Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings - 2%, Short leasehold property - over the period of the lease, Plant, machinery etc - 10% to 20%, Motor vehicles - 25%, Tools and other equipment - 10% to 33%. Payments made under operating leases are charged to the income statement as incurred over the term of the lease.

Freehold properties

These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have invoked the transitional provisions of 'FRS 15 Tangible Fixed Assets', and have not revalued these properties since the standard was adopted.

Leased properties

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

Fixed asset investments

The Company's investment in shares in group companies are stated at cost less provision for impairment. Any impairment is charged to the income statement as it arises.

Financial assets

Financial assets are initially recognised at fair value (ie original cost plus transaction costs) when the Company becomes party to contractual obligations. They are no longer recognised when the right to receive cash-flows from the assets has expired or been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

The subsequent measurement of financial assets depends on their classification. They are classified as either loans and receivables; held to maturity investments; available-for-sale financial assets; or financial assets where changes in fair value are charged (or credited) to the income statement. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition and re-evaluates their designation at each reporting date.

Loans and receivables and held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets where changes in fair value are charged (or credited) to the income statement are subsequently measured at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

Financial assets are classified as current if they are expected to be realised within 12 months of the balance sheet date.

Financial liabilities

Borrowings made by the Company are initially recognised at fair value, net of related transaction costs. These transaction costs and any discount or premium on issue are subsequently amortised under the effective yield method through the income statement as interest over the life of the loan, and added to the liability disclosed in the balance sheet. Related accrued interest is included in the borrowings figure.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least one year after the balance sheet date.

Derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the data a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liablility, the gains and losses previously deferred in equity are transferred from equity reserves and included in the initial measurement of the cost of the asset or liablility.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

Taxation
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as disclosed in the accounts, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

Provisions
Provisions for vacant leasehold property are recognised when the Company has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease, or the termination payment, if smaller.

Post-retirement benefits
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the period.

Share-based payment
The Company operates a number of equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of shares or share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or share options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Fair value is determined by reference to option pricing models, principally Binomial models.

The Company has applied the requirements of 'FRS 20 Share-based Payment'. In accordance with the transitional provisions, FRS 20 has been applied only to grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

1 Employees

	276 days ended 8 May 2007 £m
Staff costs during the period	
Wages and salaries	**112.7**
Social security	**11.6**
Cost of share-based incentive plans	**8.1**
Pension costs (including defined contribution schemes) (note 8)	**15.0**
	147.4

The average number of persons employed by the Company was:	6,603

2 Exceptional item

Included in income from shares in subsidiary undertakings is a dividend of £2,401.1m which was paid by an intermediate holding company from the profits arising on the disposal of Smiths Aerospace Group Limited.

3 Finance income / (costs)

	276 days ended 8 May 2007 £m
Interest receivable	
Intra-group interest receivable	**50.8**
External interest receivable	**6.9**
	57.7
Interest payable	
Intra-group interest payable	**(26.6)**
External interest payable	**(23.3)**
	(49.9)
Other financing gains	**3.4**
Other financing income: retirement benefits (note 10)	**15.7**
	26.9

4 Dividends

The following dividends were declared and paid in the period:

	276 days ended 8 May 2007 £m
Ordinary final dividend of 21.5p for 2006 (2006: 19.75p) paid 24 November 2006	**122.3**
Ordinary interim dividend of 10.5p for 2007 (2006: 9.85p) paid 27 April 2007	**60.1**
	182.4

5 Tangible assets

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation				
At 6 August 2006	37.7	1.0	2.5	41.2
Additions	0.3	0.2	0.5	1.0
Disposals	(21.4)		(0.3)	(21.7)
Business disposals	(0.6)			(0.6)
At 8 May 2007	**16.0**	**1.2**	**2.7**	**19.9**
Depreciation				
At 6 August 2006	5.9	0.2	0.8	6.9
Charge for the period	0.3		1.1	1.4
Disposals	(5.5)		(0.3)	(5.8)
Business disposals				0.0
At 8 May 2007	**0.7**	**0.2**	**1.6**	**2.5**
Net book value at 5 August 2006	**15.3**	**1.0**	**1.1**	**17.4**
Net book value at 1 August 2005	31.8	0.8	1.7	34.3

6 Investments and advances

	8 May 2007 £m
Investments in subsidiaries	
Shares at cost	2,175.6
Due from subsidiaries	1,230.4
	3,406.0
Due to subsidiaries	(1,023.7)
	2,382.3

The Company's subsidiaries are largely held according to business lines by the following holding companies, which are incorporated in England unless otherwise stated:

Smiths Medical Group Limited
Smiths Detection Group Limited
Smiths Specialty Engineering Group Limited
Smiths Group International Holdings Limited
Smiths Group Holdings Netherlands bv (incorporated in The Netherlands)

The principal subsidiaries and their countries of incorporation are:

England
Smiths Detection - Watford Limited
Smiths Medical International Limited
John Crane UK Limited

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Smiths Heimann GmbH (Germany)

Japan
Smiths Medical Japan Limited

United States
Smiths Detection, Inc.
Smiths Medical ASD, Inc.
Smiths Medical MD, Inc.
Smiths Medical PM, Inc.
Medex, Inc.
John Crane, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
Polyphaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Of the companies set out above, only Smiths Group International Holdings Limited is 100% owned by the Company direct. The others are owned through intermediate holding companies unless otherwise stated. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

7 Debtors

	8 May 2007 £m
Amounts falling due within one year	
Amounts owed by subsidiaries	63.9
Other debtors	19.3
Prepayments and accrued income	55.9
	139.1
Amounts falling after more than one year	
Deferred taxation	11.5
	150.6

8 Creditors

	8 May 2007 £m
Amounts falling due within one year	
Overdrafts	44.7
Amounts owed to subsidiaries	69.8
Other creditors	31.5
Other taxation and social security costs	5.0
Accruals and deferred income	31.8
	182.8
Amounts falling after more than one year	
Term loans	294.1
Other creditors	5.7
	299.8

9 Provisions for liabilities and charges

	At 6 August 2006 £m	Releases £m	Utilisation £m	At 8 May 2007 £m
Property	2.3		1.5	0.8

Where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Company's occupation, provision is made for estimated remedial costs pending action on the affected site. Most of the balance is expected to be utilised within the next five years.
The provision is not discounted.

10 Post retirement benefits

The Company operates three defined benefit plans in the UK. The largest of them is a funded scheme with assets held in a separate trustee-administered fund.

Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Company accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with FRS17 - Retirement Benefits. The most recent actuarial valuation of the funded scheme was performed using the Projected Unit Method as at 31 March 2006. This has been rolled forward to 8 May 2007.

Contributions to the funded scheme are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' average working lives.

The principal assumptions used in updating the valuations are set out below:	8 May 2007
Rate of increase in salaries	4.0%
Rate of increase in pensions in payment	2.9%
Rate of increase in deferred pensions	3.0%
Discount rate	5.5%
Inflation rate	3.0%
Healthcare cost increases	5.0%

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice.

The mortality assumptions used in the UK schemes are based on the recent actual mortality experience of members within each scheme and the assumptions also allow for future mortality improvements. The assumptions are that a member who retires in 2013 at age 65 will live on average for a further 21 years after retirement if they are male and for a further 24 years after retirement if they are female.

The assets in the scheme and the expected rates of return as at 8 May 2007 were:

	2007	
	UK schemes	
	Long-term rate of return	Value £m
Equities	8.0%	976.3
Government bonds	4.9%	33.9
Corporate bonds	5.5%	219.2
Property	7.0%	179.1
Other	4.8%	115.1
Total market value		1,523.6
Present value of funded pension scheme liabilities		(1,491.5)
Surplus/(deficit)		32.1
Unfunded pension plans		(34.5)
Post-retirement healthcare		(16.9)
Net pension liability		(19.3)
Related deferred tax asset		19.1
Net pension liability		(0.2)

The scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, nor other assets used by, the Group. The expected rates of return on individual categories of scheme assets are determined by reference to relevant industries. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme's investment portfolios.

10 Post retirement benefits (continued)

The effect of retirement benefits calculated in accordance with FRS17 is included in the financial statements as follows:

Amounts recognised in the income statement

	2007	
	Funded defined-benefit pension schemes £m	Unfunded pension/ post-retirement healthcare plans £m
Amounts charged to operating profit		
Current service cost	17.5	0.9
Settlement losses / (gains)		
Curtailment losses / (gains)	(0.3)	
Total operating charge	17.2	0.9
Amounts (credited)/charged to other finance charges		
Expected return on pension scheme assets	(73.4)	
Interest on pension scheme liabilities	57.7	
Net return	(15.7)	
Total charged to profit and loss account	1.5	0.9

Analysis of amount recognised in statement of total recognised gains and losses (STRGL)

	2007 £m
Actual return less expected return on pension scheme assets	47.2
As a % scheme assets	3%
Experience gains and losses arising on the scheme liabilities	0.0
As a % present value scheme liabilities	0%

Movement in surplus during the year

	2007 £m
Surplus at the beginning of the year	(83.7)
Current service cost	(18.4)
Employer contributions	33.0
Curtailments	0.3
Transfers into scheme	0.0
Other finance income	15.4
Actuarial gain / (loss)	34.1
Surplus at the end of the year	(19.3)

11 Share capital

	Ordinary shares	Issued capital £m	Consideration £m
At 6 August 2006	567,328,353	141.8	
Exercise of share options	6,660,444	1.7	46.5
At 8 May 2007	**573,988,797**	**143.5**	**46.5**

	8 May 2007
Number of ordinary shares issuable under outstanding options and other awards	20,503,556

The authorised capital at 31 July 2005 and 5 August 2006 consisted of 800,000,000 ordinary shares of 25p each. All issued shares are fully paid

12 Share premium account and reserves

	Share premium account £m	Own shares £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
At 6 August 2006	224.1	0.0	0.5	180.5	1,428.1
Premium on allotments	44.8				
Purchase of own shares		(7.0)			
Profit for Period					2,694.8
Dividends paid to equity shareholders					(182.4)
Actuarial gain on retirement benefits					34.1
Deferred tax credit related thereto					(8.0)
Revaluation of overseas investments					16.1
Share-based payment					8.1
Deferred tax credit related thereto					(2.4)
At 8 May 2007	**268.9**	**(7.0)**	**0.5**	**180.5**	**3,988.4**

	2007 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	4,074.8
Pension and other retirement benefit liabilities (net)	(86.4)
	3,988.4

The Company's profit and loss reserve of £3,988.4m includes £716.7m not available for distribution as dividend.

During the period the Company received £46.5m (2006: £27.5m) on the issue of shares in respect of the exercise of options awarded under various share option schemes.

13 Reconciliation of shareholders' equity

	£m
At 6 August 2006	**1,975.0**
Issue of shares	**46.5**
Purchase of own shares	**(7.0)**
Profit for the period	**2,694.8**
Dividends paid to equity shareholders	**(182.4)**
Actuarial gain on retirement benefits	**34.1**
Deferred tax credit related thereto	**(8.0)**
Revaluation of overseas investments	**16.1**
Share-based payment	**8.1**
Deferred tax credit related thereto	**(2.4)**
At 8 May 2007	**4,574.8**

14 Contingent liabilities

The Company has arranged letter of credit facilities to support the Group's pension plans. The current outstanding amount is £135.5m.

The Company has guaranteed the US$250m 5.45% Senior Notes 2013 privately placed by a subsidiary and the £660m revolving credit facility used by a subsidiary.

15 Deferred tax

	8 May 2007 £m
Deferred taxation	
At 6 August 2006	**41.1**
Charge/(credit) to income statement	**(0.1)**
Charge to equity	**(10.4)**
At 8 May 2007	**30.6**
Analysed as follows:	
Accelerated tax depreciation on fixed assets	0.9
Post retirement benefits	19.1
Share based payments	9.9
Short term timing differences	0.7
	30.6

RECEIVED
2007 JUL -1 P 12:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths
bringing technology to life

Resolutions passed at the Extraordinary General Meeting of Smiths Group plc held on 11 June 2007

Special resolutions :

Resolution 1:
THAT, conditional on the admission to the Daily Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective ('Listing') by 8.00 a.m. on 18 June 2007 (or such later time and/or date as the Directors of the Company may determine) of non-cumulative preference shares of one pence each (the 'B Shares') and ordinary shares of one pence each (the 'New Ordinary Shares'), each of such class of shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as proposed to be amended pursuant to paragraph (f) below:

(a) the authorised share capital of the Company be and is hereby increased from £200 million to £206 million by the creation of 600 million B shares of one pence each;

(b) the Directors be and are hereby authorised to capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account and to appropriate such sum to the members of the Company by applying such sum in paying up in full the number of B Shares stated in paragraph (a) above and are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) (the 'Companies Act') to allot and issue such B Shares credited as fully paid up, up to an aggregate nominal amount of £6 million, to the holders of the ordinary shares of 25 pence each in the Company (the 'Existing Ordinary Shares') on the basis of one B Share for each Existing Ordinary Share held and recorded on the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine), provided that the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or the date that is 15 months from the date of the passing of this resolution, whichever is the earlier;

(c) each Existing Ordinary Share as shown in the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share, PROVIDED THAT no member shall be entitled to a fraction of a share and all fractional entitlements arising out of such subdivision or consolidation shall be aggregated into New Ordinary Shares and the whole number of New Ordinary Shares so arising sold and the net proceeds of sale in excess of £1 distributed in due proportion (rounded down to the nearest penny) among those members who would otherwise be entitled to such fractional entitlements and any proceeds of sales not exceeding £1 be retained by the Company and donated to a charity of the Company's choice;

(d) following the capitalisation issue referred to in paragraph (b) above and the subdivision and consolidation referred to in paragraph (c) above, each authorised but unissued Existing Ordinary Share (up to such number as will result in the maximum whole number of New Ordinary Shares, with any balance remaining unconsolidated) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share provided that the balance of the unconsolidated Existing Ordinary Shares shall

immediately thereafter be cancelled in accordance with section 121(2)(e) of the Companies Act and the amount of the Company's authorised but unissued share capital shall be diminished accordingly;

(e) the terms of the proposed contract between: (1) JPMorgan Cazenove Limited ('JPMorgan Cazenove') and (2) the Company under which JPMorgan Cazenove will be entitled to require the Company to purchase B Shares from it (a draft of which is produced to the meeting and signed for the purposes of identification by the Chairman) be and are hereby approved and authorised for the purposes of Section 165 of the Companies Act and otherwise but so that such approval and authority shall expire 18 months from the date of the passing of this resolution; and

(f) the draft of the proposed new Articles of Association set out in the document produced to the meeting (and signed for the purpose of identification by the Chairman) be adopted in substitution for, and to the exclusion of, all existing Articles of Association.

Resolution 2:
THAT, subject to the passing of resolution 1 and such resolution becoming unconditional in accordance with its terms, and in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 37.5 pence each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 38,426,886;
(b) the minimum price which may be paid for an ordinary share is 37.5 pence per ordinary share;
(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of five per cent. above the average middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 September 2008; and
(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Ordinary resolution :

Resolution 3
THAT:
(a) pursuant to paragraph 10(2) of Schedule 5 of the Companies Act 2006, and without prejudice to the existing provisions of the Articles of Association of the Company, the Company may send or supply documents or information to members by making them available on a website; and
(b) the Company may use electronic means (within the meaning of the Disclosure and Transparency Rules published by the Financial Services Authority) to send or supply documents or information to members.

D H Brydon
Chairman

11 June 2007

END